U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

INNOVATIVE TRACKING SOLUTIONS CORPORATION
(Name of Small Business Issuer in its charter)


Delaware                                   33-0728140
----------------------------------------     ---------------
------------------
(State or other jurisdiction of                    (I.R.S.
Employer
incorporation or organization)
Identification No.)

23232 Peralta Drive, Suite 115
Laguna Hills, California
	92653-1438
-----------------------------------------     --------------
-------------------
(Address of principal executive offices)
(Zip Code)

Issuer's telephone number, including area code  949-454-1278
------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                   		Name of each
exchange on								     which to
be so registered
each class is to be registered

None                                         	N/A
---------------------------------     ----------------------
------------

Securities to be registered pursuant to Section 12(g) of the
Act:

Common Stock, $.001 par value
--------------------------------------------------------------
------------
(Title of class)

Item 1.  Description of Business

Business Development
---------------------

Innovative Tracking Solutions Corporation, also known as
InTracks Corporation ("the Company") was incorporated under the laws of the state of Delaware on September 4, 1996. Its principal and executive offices are located at 23232 Peralta Drive, Suite 115, Laguna Hills, California 92653-1438, telephone (949) 454-
1278.
 The Company is in the business of developing, manufacturing and marketing a broad range of simple and creative products that solve typical problems associated with the fast-paced nature of modern individuals and businesses. The Company chooses to launch products that are expected to generate continual profits for years to come based on the products having a "niche" in the market and, in most cases, having "proprietary" or "exclusive" market rights. The Company holds the exclusive rights to several patents as well as additional pending patents for products which have broad ranges of applications from consumer to healthcare devices. The Company launched its first product into small test markets in November of 1997.

The Company's initial operations included the further development and manufacture of the Smart Kitchen(tm) patented food storage tracking system invented by the Company founders and licensed exclusively to the Company. Based on the then current financial condition of the Company and the cost to launch this product into the consumer marketplace, the Company decided to postpone the launch in favor of the development and launch of an additional product, the Private Practice(tm) Vibration Reminder Disk, which the Company felt held greater market potential and lower manufacturing and marketing costs. The Company secured exclusive marketing rights to the product and launched it into test markets in November of 1997.

The Company Research & Development Division's continuing goal is to develop proprietary product concepts within its healthcare and consumer divisions and strategically market these products both domestically and internationally. The Company believes that by diversifying its holdings into multiple product lines and applications, it will reduce the risk that can be associated with one-product companies and increase its profit potential. The Company also seeks to acquire exclusive marketing rights to products developed outside the Company.

From July 15, 1997 to January 1998, the Company conducted a private placement of 125,000 Units (the "Units") of its $.001 par value common stock ("Common Stock") pursuant to Regulation D, Rule 504 under the Securities Act of 1933 ("1933 Act") at $2.00 per Unit. Each Unit consisted of one (1) share of Common Stock and three (3) Stock Purchase Warrants which expire December 31,
1998.

The Company sold 93,612 units directly to investors, and collected cash proceeds totaling $185,826. Proceeds from the sale of the shares were applied towards the continuing development and marketing of the Company's first product and working capital.

In May of 1997, the Company reserved 500,000 shares of restricted Common Stock subscribed by a private accredited investor at $1.00 per share pursuant to Section 4(2) of the Securities Act of 1933. On December 3, 1997, the subscriber assigned his subscription rights back to the Company. The Company then offered the reassigned 500,000 shares in a separate private placement pursuant to Section 4(2) of the Securities Act of 1933. As of September 30, 1998, the Company had sold 363,166 of these shares for the gross proceeds of $340,027. Proceeds from the sale of the shares were applied towards the continuing development and

<page

marketing of the Company's products and working capital.

In September of 1998, the Company commenced a private placement of its $.001 par value common stock ("Common Stock") offering 800,000 shares pursuant to Regulation D, Rule 505 under the Securities Act of 1933 ("1933 Act") at $1.25 per Share. The Company has received a commitment for the subscription of all 800,000 shares from a third party and expects to complete the full offering by December 31, 1998.

In March 1998, the Company filed a 15(c)211 disclosure with the NASD and was cleared to trade on the NASDAQ OTC Bulletin
Board (Symbol: IVTX) on April 21, 1998.

Business of the Issuer
----------------------
	General

The Company develops, manufacturers and markets unique and proprietary products that have broad applications in several markets. The Company has three main divisions: Healthcare
Products, Consumer Products, and Research & Development (New
Products). The Company's first product in the Healthcare division was launched into test markets in November of 1997 and into the healthcare industry in June of 1998. Within its Consumer Product division, the Company intends to launch its first product in 1999.

Within its Research & Development division, the Company intends to begin the development of additional proprietary product concepts and also evaluate additional product concepts developed outside the Company.

	Products
The Private Practice(tm) Vibration Reminder Disk

The first product launched within the Company's Healthcare division is the patented Private Practice(tm) Vibration Reminder
Disk System. The product has countless applications in the healthcare field in prompting patients to perform their prescribed therapies which usually consist of rehabilitation exercises or taking medications. The product also has applications in "ergonomics" in helping to prevent "Repetitive Motion Injury" by prompting workers to take several 30-second "Microbreaks" throughout the day to perform specific conditioning exercises. It also has applications in consumer fitness and health by prompting mini sessions of isometric exercises frequently throughout the day along with an eating pace mode that helps to slow one's eating speed.

The Company holds the exclusive rights to an existing patent on the product with exclusive rights to an additional patent approved on April 28, 1998 by the United States Patent and Trademark Office and exclusive rights to a third patent currently pending on the product and to any and all extensions or improvements on the product that become patented. (See Exhibit
10.3 for details of Licensing Agreement.)

Worn on the body, the Private Practice(tm) Vibration Reminder
Disk automatically, consistently and silently vibrates at specific intervals throughout the day to remind the wearer to stop and perform a specific task from taking medications to performing rehabilitation exercises frequently throughout the day at home, work or wherever they may be. With patient compliance to

<page

treatment plans being one of the biggest problems facing the healthcare professional today, there is a tremendous need for practical and affordable solutions to improving patient outcomes.

The Company's low-cost vibration disk that can be worn conveniently anywhere on the body provides a "private" and "physical" reminder that can be more effective than the few audible or visual reminders currently available for use.

The Private Practice(tm) Vibration Reminder Disk was designed to be easy to use and has a simple one-button operation. It is small (approx. 1 3/4 in diameter) and thin (3/4 inch thick) and can be worn practically anywhere on the body undetectable in several ways: inside a specially designed skin Pouch-Patch(tm), clipped under the clothing, simply placed in a pocket or worn on the wrist with the specially designed wrist strap (all included with the product).
It also has a "postpone feature" which acts like a "snooze button" on an alarm clock for those times when the patient may not be near their medication when the vibration reminder occurs.

The product is proprietary and unique and currently has over 50 applications or uses in the healthcare field from prompting
Kegel therapy exercises throughout the day to help reduce incontinence problems to prompting bedridden or wheelchair-mobile patients to reposition and "unweight" frequently to help prevent pressure ulcers (sores). Since launching the Private
Practice(tm) Vibration Reminder Disk into the healthcare industry, the Company has developed seven versions of the product to address the specific reminder interval needs of several health problems; (1) Physical Therapy/General Rehab Version, (2) Medications Reminder Version,
(3)Pressure Ulcer Prevention Version (4)Casting/Bracing/Immobilization Version, (5) Kegel Therapy/Incontinence Version (6) Ergonomic/Injury Prevention Version and (7) Fitness Version. Each version comes pre-set with five relative and specific reminder intervals and vibration sequences and includes specific information and recommendations relative to the needs of the particular application.

The Company extends the product into several healthcare settings through specific protocols developed by industry experts hired by the Company. These well-known experts in the fields of incontinence, wound care (pressure ulcer prevention) and work injury prevention are currently developing specific protocols for the vibration disk for these health issues. The protocols include patient educational brochures and videos along with specific guidelines for the healthcare staff in implementing the Private
Practice(tm) system.

Patient non-compliance to therapy or treatment regimens can result in health complications and/or the need for extended treatments. According to national studies, non-compliance to medications costs the U.S. population over $100 billion per year and results in as many as 125,000 deaths. The Company's goal is improve patient compliance and consequently patient outcomes with the Private Practice(tm) Vibration Reminder Disk. The Company is offering a simple and low-cost solution that has a multitude of applications for a magnitude of healthcare problems.

With the recent "cut-backs" in Medicare and the Prospective
Payment System, "patient outcomes" and "preventative healthcare" are among the most significant issues for third party payors
(insurance companies). A new Medicare prospective payment system, created by the Balanced Budget Act of 1997, will have a profound effect upon the nation's healthcare institutions. Health care institutions and providers are assuming more financial risk for appropriate product utilization, patient compliance and outcomes management. The low cost Private Practice? Vibration Reminder
Disk is designed to follow patients from

<page

the hospital setting, to the skilled nursing facility setting, or on to the home care setting, stepping down the cost of care while maintaining patient compliance to prescribed treatments. Improved patient outcomes in lower cost health care settings is what healthcare payors are demanding.

There are over 7,000 hospitals, 15,000 skilled nursing facilities and 15,000 home health agencies in the United States facing reimbursement cut-backs. Furthermore, there are over 15,000 Home Medical Equipment (HME) dealers throughout the United
States searching for retail business to augment their dependence on Medicare and MediCaid billing. The Healthcare Product division of the Company is determined to capture a large share of this market, by providing a low cost solution for healthcare delivery. Based on successful case studies already submitted to the Company from clinicians using the Private Practice(tm) Vibration Reminder
Disk with their patients, the Company feels their low-cost and easy-to-use Private Practice(tm) Vibration Reminder Disk will have substantial impact in the healthcare industry in improving patient outcomes and assisting preventive healthcare.

The Company's focus is on high-application markets such as physical therapy and rehabilitation, incontinence treatments, pharmacy services, AIDS treatment centers, diabetes centers, respiratory therapy departments, wound care prevention, for every healthcare setting; and wherever a patient or caregiver needs a reminder to take or provide a medication or to perform a therapy.

The Company has identified insurance reimbursement for the Private Practice(tm) Vibration Reminder Disk through certain existing Medicare and CPT (Current Procedure Technology) codes. The Company has received recent notification from a practitioner who prescribed the product for a patient that it was successfully reimbursed by the patient's insurance carrier 21 days after submission. Reimbursement from a patient's insurance company to the doctor, therapist or to the patient is approved on a case by case basis and dependent upon several factors. Reimbursement using these codes can sometimes take a longer time for completion and can be disapproved in some patient cases.
The ideal reimbursement situation is for the product to have it's own Medicare (HCPCS) code. The Company is working to establish the product's own code which would allow its cost to be reimbursed more often and more quickly. If successful in acquiring this code, the proliferation of this product could be enhanced in this industry. The product can be assigned its own code by virtue of it being billed often and frequently by the medical practitioners under the existing codes. The product can also be assigned it's own code through the submission of clinical trials and substantiation through regional DMERCS offices. The Company has already completed the design of a study protocol for the casting/bracing/immobilization application of the product and is currently submitting the study to select hospitals for approval.

The Company has also identified opportunities for clinicians to enhance their practice with the use of the Private
Practice(tm) Vibration Reminder Disk when the product is reimbursed by insurance or sold to the patient. The additional time the clinician spends training the patient with the product (or diagnosing the need for the product) is billable under the adjunct therapy treatment
(CPT) codes. This additional reimbursement generates new revenue as a result of prescribing the product.

If the product is not reimbursed by medical insurance, it remains affordable for the patient or the professional providing the care. The suggested retail price of the Private
Practice(tm) Vibration Reminder Disk at the home health dealer is $29.95 with a clinician or professional price of $24.95. The product is made of high quality materials and to be extremely reliable having an expected battery life of approximately one year. The Company is currently working on a lower-cost and more temporary or disposable version of the device that would be more feasible for the pharmaceutical manufacturer to include free with each and every prescription. The device would serve to increase compliance to a patient's medication schedule, therefore benefiting the patient's health and outcome.

<page

	According to medical studies that measure compliance to prescription medications, approximately only 33% of patients take their medications properly and timely. Even patients facing serious health problems such as heart problems or cancer have difficulty complying with the prescription regimen with only 22% and 27% respectively complying to their medications schedule. For pharmaceutical manufacturers, missed doses result in delayed refills of the prescribed medication and consequently lost revenue amounting to billions of dollars. Therefore, improved compliance would result in more on-time refills and consequently increased revenue for pharmaceutical manufacturers.

The Private Practice(tm) Vibration Reminder Disk also has applications in "injury prevention" and "ergonomics" in helping to prevent "Repetitive Motion Injury" and other potential injuries in the work environment. According to industry sources, Repetitive Motion Injury (RMI) cases have increased 13-fold in the past decade and now account for nearly $20 billion in workers' compensation costs annually and an estimated $100 billion in lost productivity and turnover. The average treatment and disability costs for one injured worker are approximately $45,000. Pending regulations from OSHA (Occupational Health and Safety Administration) and state legislature will mean more businesses, even small ones, will have to take steps to evaluate work sites, provide training and "control exposures" believed to cause RMI. The Company has recently begun marketing an "ergonomic" version of the disk that silently prompts workers to take several 30-second "Microbreaks" throughout the day to perform specific conditioning exercises with respect to proper body mechanics, or to perform safety checks.
These exercises help reduce risks to repetitive motion injury and help to energize the body, relieve stress, and increase productivity.

The Private Practice(tm) Vibration Reminder Disk also has applications in consumer health and fitness and is used as a prompt to perform mini sessions of isometric exercise throughout the day or to promote one's health by being prompted to drink water consistently, among other applications.

Competition

With respect to vibration "reminder" devices in general, the Company is aware of only one other device on the market that is somewhat similar to the Private Practice(tm) Vibration Reminder
Disk.
It is called the Motivator(tm) and it is worn on the belt similar to a pager. It does not come pre-programmed with pre-set intervals for a specific purpose or task and cannot be worn anywhere on the body. It retails for approximately $90 making it much more expensive than the Private Practice(tm) Vibration Reminder Disk.

With respect to compliance to medication schedules, there are currently other types of reminder aids available; most are audible. Most of these devices are ineffective, complicated or expensive. Many are in the form of pill cases that have to be set to specific times and that beep when it is time to take a medication. Although these are fairly inexpensive, there are several disadvantages to these types of devices that make them ineffective in improving compliance. First, if the patient is not within "ear shot" of the beeping case, the reminder is lost. Furthermore, most people are bombarded with audible and visual stimuli all day long and as a result, tend to not notice the beeping type reminder, tune it out or simply ignore it, usually unintentionally. Lastly, the devices can tend to be too complicated for the elderly patient to set. There are also watches that beep or vibrate that can be used to provide a reminder. However, most cannot be set for specific and separate intervals within a given


<page

day (other than once per hour) and usually have to be set again every day. They too, can be quite complicated for an elderly patient to operate. There are also paging services that will page a patient several times throughout the day to let them know it is time to take a medication. Not only does the patient have to purchase and wear a bulky pager, but they also have to pay for the ongoing paging service. The Private Practice(tm) Vibration
Reminder Disk is simple, affordable and can be worn undetectable anywhere on the body. It provides a "private" and "physical" reminder to help assure that patients remember to take their medications on time.

With respect to "ergonomics" or "injury prevention", the Company is aware of only one other type of reminder system for prompting exercises at the workstation; software programs.
There are several software programs designed to "pop up" on the screen at predetermined times to prompt the worker to stop and exercise. However, these programs have inherent problems that make them less practical for businesses; many programs that lock up the keyboard interrupt the work flow and frustrate the worker and many programs will "freeze up" other computers attached to a network and cause other network problems. Furthermore, these programs provide only a visual or audible reminder that can be easily "tuned-out" by the worker.

	Marketing
The Company is currently marketing the Private Practice(tm)
Vibration Reminder Disk through industry trade magazines, conventions and trade shows and through its recently formed independent manufacturer's representative network. The Company has contracted exclusive territories in the U.S. to certain experienced members of the Health Industry Representative Association for sale of the product to clinicians and home health dealers across the country. These representatives provide an existing infrastructure which allows the product to gain immediate and broad exposure.
The Company has also achieved distribution through several national medical and healthcare specialty catalogs with the product being featured in fourth quarter, 1998 issues. As the Company expands it distribution network, it is also currently considering requests for exclusive distribution in Japan and Taiwan from certain well-known international distributors as well as private labeling of the product with certain national healthcare product manufacturers in the U.S.

The Company is currently marketing the ergonomic application of the product to key ergonomic consultants, distributors, independent sales reps and potential strategic alliance firms to more quickly tap the market for the product by using the existing marketing infrastructures in the ergonomic industry. The Company is also investigating and pursuing the potential of insurance companies offering discounted workers' compensation insurance rates to companies that have instituted the Private Practice(tm) 30-second Microbreak(tm) in the workplace (similar to how consumers receive a discount on their homeowner's insurance if they have a fire extinguisher in their home). The potential of the product in preventing RMI could mean that insurance companies could benefit from a reduced number of actual injury claims relative to RMI.
If such a discount were offered, the proliferation of this product could be enhanced in this market.


	The Smart Kitchen(tm) Food Tracking System.

The Company's Consumer Product division intends to launch the Company's second innovative new product called the Smart
Kitchen(tm) Food Tracking System in 1999. Smart Kitchen(tm) is a patented electronic food inventory and timing device that attaches magnetically to the front of a consumer's refrigerator and helps

<page

them keep track of their leftover and perishable foods. The device contains a databank of the most commonly stored food items stored in the kitchen along with their estimated storage lifetimes. The consumer simply enters the names of their perishable and leftover food items as they store them and the device provides a warning before each food item can potentially spoil. This product was originally named the Leftover Lifeguard(r), but was changed, based on focus-group research and the expansion of the device to track perishables stored in the freezer and pantry, to the Smart
Kitchen(tm) Food Tracking System. The product will retail for approximately
$50.

The Company holds the exclusive rights to three patents on the product with exclusive rights to any and all extensions or improvements on the product that become patented. (See Exhibit
10.5 for details of Licensing Agreement.)

The USDA announced on July 1, 1997 that Americans waste over
96 billion pounds of edible food per year and that the vast majority of the waste came from consumers who threw away uneaten produce, forgot foods in the back of their refrigerators or discarded foods possibly too soon because they had trouble interpreting package-dating information. According to research from the University of Arizona, the average American wastes approximately 15% of the food they buy, throwing away enough leftovers and perishables every year to feed all of Canada.
This figure translates to approximately $750 per year for the average household being wasted on forgotten and spoiled food. A 1987 study by the University of Oregon, which examined the reasons that households discard food, suggests that consumer education may play an important role in reducing consumer food loss. The Smart Kitchen? automatically helps to educate consumers by the nature of its functions. It helps consumers organize their kitchen, saves them time and money, helps them determine food safety, warns them before food might spoil and helps them build their weekly shopping list, too.

The Company has completed all research and development and in-home usage testing of the product. The Company has also developed an accompanying handbook that teaches the consumer many important facts and offers helpful hints relative to food storage and safety.
 The Company retained a leading expert in food storage to author the handbook. The Company has built 500 units using an existing off-the-shelf plastic housing for the product's initial launch.
The Company intends to mold a new housing for the product for subsequent inventory and sale.

Marketing

General Electric is currently reviewing the Smart Kitchen(tm) product with interest in licensing the exclusive rights to the patents licensed to the Company on the product. These patents also protect the right to incorporate the utility of the Smart
Kitchen(tm) device as a built-in feature to a refrigerator. If a licensing arrangement is secured, all marketing and possibly manufacturing as well, will be handled by General Electric and the Company will receive a royalty on sales. If a licensing arrangement is not achieved, the Company intends to market the Smart Kitchen(tm) through the existing infrastructure of in-home sales provided by appliance service technicians and then through the retail market.

	Competition
The Company is unaware of any other product on the market that automatically tracks food storage and lifetimes for multiple items stored in the kitchen.



<page

Nite Note(r).

The Company's Consumer Product division has recently begun distributing a product called Nite Note(r) manufactured by Nite
Note of Irvine, California on a non-exclusive basis. Nite Note(r) is a silent easy way to note night-time thoughts. The hand-held memo pad conveniently holds a pen and a writing pad. Nite Note(r) features the pressurized Fisher Spacer pen used by U.S. astronauts because it writes at any angle, even upside-down. Nite Note(r) "lights up" when the pen is removed and "lights off" when the pen is replaced.
 The Company has distributed the product through QVC home shopping channel and is marketing it to other potential retailers.

Employees
As of the date of this registration statement, the Company employs 3 people on a full-time basis and retains the services of as many as 10 industry professionals or experts on an Independent
Contractor basis.

Item 2.  Management's Discussion and Analysis or Plan of
Operations

	Plan of Operations
---------------------------

The Company is engaged in the business of product development, manufacturing and marketing of new innovative products in both the consumer product and healthcare industries.

The Company has financed its activities to date through the sale of its securities. See Item 10 - "Recent Sales of
Unregistered Securities."

In addition to its working capital on hand as of the date of this registration statement, the Company believes that it will require, at least, an additional $1,000,000 of capital over the next 12 months in order to fund the full scale roll-out of its products and to finance the continuing operations of the Company as it endeavors to build revenue and reach profitable operations.

In October 1998, the Company commenced a private placement of 800,000 shares of Common Stock, at a price of $1.25 per share.
The Company has received a commitment from a third party to subscribe to purchase the total number of offered shares and the Company expects the sale of these securities to consummate before December 31, 1998.


Forward Looking Statements
-----------------------------------

This registration statement contains forward-looking statements. The company's expectation of results and other forward-looking statements contained in this registration statement, involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts, timing of product introductions; and the pace and success of product research and development. These and other factors may cause expectations to differ.

Item 3.  Description of Property

The Company's executive offices are located in Laguna Hills, California, and consist of approximately 1,700 square feet which the Company rents on a month to month basis for monthly rent of $1,904.

The Company holds the exclusive rights to several patents and trademarks on the products its developing. The Company's licensor holds U.S. Utility Patent No.s 5,335,509; 5,487,276 5,711,160;
on Smart Kitchen(tm), formerly known as the Leftover Lifeguard(r). Smart Kitchen(tm) is pending a U.S. registered trademark, Serial No.75291283, and the Leftover Lifeguard(r) is a U.S. registered trademark, Reg. No. 1,947,954. The Company holds the exclusive manufacturing and marketing rights to an Assignment of U.S.
Utility Patent No. 4,801,921 and to pending application No. 08/907,440 and co-pending application No. 08/907,440 for the Private
Practice(tm) Vibration Reminder Disk, which is pending U.S. trademark registration, Serial No. 75247416. The Company also holds the exclusive rights to any and all improvements and extensions of these products and their patents. See Exhibits 10.3 to 10.6, Licensing Agreements, Schedule A & B: Patents and Trademarks, for further information.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management.

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of September 30, 1998 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.


Name and Address            	 		  Number	Percentage
-------------------------			of Shares    Owned
		----------  -----------
Dianna Cleveland (1)(3)	               1,560,000
	46.1%
Lee A. Namisniak (1)(4)     				   	      873,500
	25.8%
Lou Weiss (1)                            191,500
5.7%
Scott Postle (1)                      	    18,000
(2)
Officers and Directors as a group	   		 2,643,000
78.1%

____________________

(1)	Address is 23232 Peralta Drive, Suite 115, Laguna Hills,
California, 92653.


(2) Less than 1%

(3) Does not include options granted to Dianna Cleveland to purchase 250,000 shares of stock subject to the terms of her employment agreement. (See Exhibit 10.1.)

(4) Does not include options granted to Lee A. Namisniak to purchase 200,000 shares of stock subject to the terms of his employment agreement. (See Exhibit 10.2.)


<page

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

The Executive Officers and Directors of the Company, and their agents, are as follows:

Name            	Age	Position

Dianna Cleveland		38	President, Chief Executive Officer	and Director

Lee A. Namisniak		43	Executive Vice President,	Chief Financial Officer,
	    			             Chief Operating Officer and Director

Lou Weiss		      	50	Director

Scott Postle	    	49	Vice President

_____________________________________________________________

Dianna Cleveland.		Ms. Cleveland, founder of the Company, has served
as President and CEO of the Company since its inception. She is also the inventor or co-inventor of most all the products being marketed or to be marketed by the Company. She is an award-winning professional and has more than 16 years experience in the field of marketing; four years in product development, five years with advertising agencies, and seven years in sales. Since 1993, Ms. Cleveland has worked extensively in product development bringing two product concepts to fruition. From 1986 through 1993,

Ms. Cleveland was a District Sales Manager for Franklin Life
Insurance Company where she was recognized as "Regional Woman of the Year" and earned several honor club awards. From 1984 through 1986, she served as Account Executive on the Domino's Pizza account at both their national and regional advertising agencies, Group 243, Inc. and Davidoff & Partners. From 1982 through 1984, she served as Senior Media Planner on the Xerox account at Needham, Harper & Steers Advertising Agency in New York (now known as DDB
Needham Worldwide). Ms. Cleveland holds a B.S. in Business
Administration with a concentration in Marketing from Colorado
State University where she graduated in 1982.

Lee A. Namisniak.		Mr. Namisniak, co-founder of the
Company, has served as Chief Financial and Operating Officer and Director of the Company since May, 1997. He is the co-inventor of several of the products being marketed or to be marketed by the Company. He is also the spouse of Dianna Cleveland. For the past 15 years, Mr. Namisniak has specialized in competitive bid estimating, project management and value engineering (cost evaluation studies) in commercial contracting for both regional and national well-known firms. He helped to mainstream bid estimating functions for the Denver field office of J.S. Alberici (St. Louis) and headed up the California field office for DSP Constructors (Denver). He managed projects for additional commercial contractors working in markets from hospital to bio-pharmaceutical manufacturing/processing for projects up to $70 million. He majored in Civil Engineering with a second major in Economics at Colorado State University.

Lou Weiss.   Mr. Weiss has served as a director of the company
since its inception and is a veteran and highly regarded marketing consultant, strategist and marketing research specialist. For over 25 years, Mr. Weiss has been instrumental in highly successful campaigns for many Fortune 500 companies as well as an exciting array of smaller aggressive organizations. His marketing


<page

analysis and recommendations have led to many textbook case marketing breakthroughs, including the introduction of Apple
Computer's Macintosh, the introduction of Mitsubishi into the US market with cars/trucks and big screen TVs, the introduction of Howard Murad's cosmetic line, and countless other successes. He founded American Marketing Services (AMS) which was widely regarded as the highest quality marketing research and consulting firm in the West which led to its acquisition by Satchi and Satchi, the international advertising and marketing organization. Following the acquisition, Mr. Weiss served as Senior Vice President and Director of Western Operations.

Scott L. Postle.     Mr. Postle, joined the Company in July of
1998 as Vice President of Business Development of the Healthcare
Division and is a 29-year veteran in the medical and healthcare industry. Having introduced several new innovative technologies into the healthcare market, his specialty is healthcare delivery and payment policy. Most recently, Postle established a national distribution network of wound care suppliers representing a new therapy system to treat patients with pressure ulcers. Annual revenues from sales and rentals of this product are in excess of $40 million within three years, and expected to rapidly increase under the health industry's new prospective payment system.
Prior to this, he served in various senior management positions at several successful start-up companies including: Director of Business Development at Lumex Medical Products in 1993-1995;
designed, developed and manufactured AkroTech 4000 Air Therapy
System in 1990-1996; and was appointed to the Health Industry
Manufacturers Association (HIMA) advisory panel for healthcare delivery and payment, in Washington D.C. in 1994-1995. Postle holds a bachelor's degree from California State University at Los Angeles and several professional licenses and certificates in healthcare.


Each director holds office until his successor is elected and qualified or until his earlier resignation in the manner provided in the Bylaws of the Company.

Item 6.  Executive Compensation

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered during the fiscal years ended December 31, 1997 and 1996.

__Annual Compensation___
Name and Position			Year  Salary    Bonus      Other
									   Annual
Restricted
									    Comp.	Stock
Awards
Dianna L. Cleveland (1)		1997	  -0-		-0-		-0-		-0-
President/CEO		         	1996   -0-  -0-		-0-		-0-
Lee A. Namisniak (2) 	  	1997	  -0-		-0-		-0-		-0-
Chief Financial/		      	1996	  -0-		-0-		-0-		-0-
Operating Officer
Lou Weiss (3)		         	1997	  -0-  -0-		-0-	71,000
Shares
Director				             1996	  -0-		-0-		-0-	91,500
Shares

__________________________________________________________________

<page


(1)	Ms. Cleveland began accruing a salary at the rate of
$75,000 per annum on July 15, 1997. Due to the fact that the Company did not pay any salary to Ms. Cleveland for the first year of her contract and subject to the terms of her employment agreement (referenced herein in Exhibit 10.1), on July 15, 1998, Ms. Cleveland was awarded 260,000 shares of restricted Common Stock in the Company.
On July 15, 1998, one year from the effective date of her employment agreement with the Company, Ms. Cleveland began accruing a salary at the rate of $125,000 per annum.

(2)	Mr. Namisniak began accruing a salary at the rate of
$60,000 per annum on July 15, 1997. Due to the fact that the Company did not pay any salary to Mr. Namisniak for the first year of his contract and subject to the terms of his employment agreement (referenced herein in Exhibit 10.2), on July 15, 1998, Mr.
Namisniak was awarded 208,000 shares of restricted Common Stock in the Company. Also on July 15, 1998, Mr. Namisniak was promoted to and "Executive" level and was awarded 20,000 shares of restricted Common Stock in the Company. On July 15, 1998, one year from the effective date of his employment agreement with the Company, Mr. Namisniak began accruing a salary at the rate of $100,000 per annum. See Exhibit 10.2.

(3) The Company does not pay Mr. Weiss a salary of any kind.
Mr. Weiss has acted in a consulting capacity prior to and from the inception of the Company and has been awarded 162,500 shares of Common Stock in the Company.


Item 7.  Certain Relationships and Related Transactions.


Between September, 1996 and June, 1997, Dianna L. Cleveland and Lee A. Namisniak advanced loans totaling $113,451 (Paid in Capital) to the Company's operating budget in the form of cash and in the form of payment of Company's expenses. From June 1997, to end of the fiscal year 1997, Ms. Cleveland and Mr. Namisniak have received reimbursements against said Paid-In-Capital in cash or expenses totaling $52,866.

In March of 1997, Mr. Weiss purchased 25,000 shares of Common
Stock of the Company for $20,000. In October of 1997, Mr. Weiss advanced a loan of $15,000 to the Company's operating budget for general working capital. This advance accrued interest at the rate of eight percent (8%) per annum. On June 3, 1998, the Company repaid Mr. Weiss the $15,000 principal and Mr. Weiss agreed to accept 4,000 shares of Common Stock of the Company in lieu of the interest accrued.

In August, 1998, Mr. Namisniak and Ms. Cleveland were awarded 250,000 shares each of Common Stock of the Company subject to the terms of their exclusive product licensing agreements with the Company. Before issuance, Mr. Namisniak assigned his 250,000 shares to Dianna Cleveland. See Exhibit 10.3 and 10.5 for details of Licensing Agreements.

Item 8.  Legal Proceedings.

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.




<page


Item 9.  Market Price of and Dividends on the Registrant's
Common Equity and Other Shareholder Matters.

The Company's Common Stock has been listed on the OTC Bulletin
Board under the symbol "IVTX" since April, 1998. From inception of trading through September 30, 1998, the high and low last sale prices were $2.25 per share and $.875 per share, respectively.
The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of September 30, 1998, there were 109 record holders of the Company's Common Stock. The
Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

The following table sets forth the range of high and low bid information for each full quarterly period of the last fiscal year:

Period Reported		           	Average High Bid		Average Low Bid
Quarter ended June 30, 1998	      	2 1/2       			1 1/2
Quarter ended September 30, 1998  	2 1/8				      1 1/8

__________________________________________________________________

Item 10.  Recent Sales of Unregistered Securities.

During the last two years the Company has sold unregistered shares of its Common Stock in the following transactions:

A. In September 1996, the Company issued 800,000 shares of
Common Stock to the founder of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the 1933 Act.

B. In September 1996, the Company issued 645,500 shares of
Common Stock to a co-founder of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the 1933 Act

C. In September 1996, through March 1997, the Company issued 162,500 shares of Common Stock to a director in consideration of services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.


D. In September 1996, through December 1997, the Company conducted a private placement of 137,000 shares of Common Stock to five accredited investors at a price of $1.00 per share, for the gross proceeds of $137,000. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section
4(2) of the 1933 Act.

E. In January 1997, the Company issued to four individuals, a total of 9,000 shares of Common Stock in consideration of support services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

F. In January 1997, the Company issued a total of 26,000 shares of Common Stock to 10 consultants in consideration for services rendered on behalf of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

G. From February 1997 to June 1997, the Company issued a total of 19,000 shares of Common Stock to two consultants in consideration for services rendered on behalf of the Company.
There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

H. In March 1997, the Company issued 25,000 shares of Common
Stock to a director, at a price of $0.80 per share for cash proceeds of $20,000. There was no underwriter involved in this issuance.
The issuance was conducted pursuant to Section 4(2) under the 1933 Act.

I. In June 1997, the Company issued 25,000 shares of Common
Stock to its corporate counsel in consideration of legal services rendered. There was no underwriter involved in this issuance.
The issuance was conducted pursuant to Section 4(2) under the 1933 Act.

J. During July 1997, through January 1998, the Company conducted a private placement of Common Stock. In the private placement, the Company sold 93,612 units of Common Stock in consideration of cash proceeds of $161,113 net of $24,713 of offering costs. Each Unit consists of one (1) share of Common Stock ($.001 par value) and three (3) Stock Purchase Warrants, except for California residents who receive per unit one (1) share of Common Stock and one (1) purchase warrant. Each Warrant entitles the holder thereof to purchase one (1) share of Common Stock of the Company. The Warrants are exercisable at $2.00 and were set to expire on July 21, 1998. The Company extended the Warrants to expire on December 31, 1998. There was no underwriter involved in this placement. The placement was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission. Proceeds from the sale of the shares were applied towards the continuing development and marketing of its products and working capital.

K. In July 15, 1997, the Company granted to two founding officers options to purchase 250,000 and 200,000 shares respectively of Common Stock in the Company at an exercise price of $.50 per share. The options expire on December 31, 2002.

L. In August 1997, the Company issued 1,000 shares of Common Stock to an independent contractor in consideration of services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

M. In September 1997, the Company issued 15,000 shares of Common Stock to two consultants in consideration of services rendered on behalf of the Company. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

N. In January 1998, the Company issued to four independent contractors, a total of 9,000 shares of Common Stock in consideration of services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.

O. In May 1998, the Company issued a total of 500 Units of
Common Stock to 2 existing shareholders at a price of $2.00 per unit including 3 stock purchase warrants with an exercise price of $2.00. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.


<page


P. In May 1998, the Company conducted a private placement of a previously subscribed 500,000 shares of Common Stock in the Company at $1.00 per share pursuant to Section 4(2) of the Securities Act of 1933. The pending sale was fully disclosed in the Company's Rule 504 offering circular. The sale was never consummated and the subscriber assigned his subscription rights back to the Company for other designations As of September 30, 1998, the Company had sold 363,166 of these shares in consideration of cash proceeds of $321,641 net of $18,386 of offering costs. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act. The Company utilized finders in the private placement and issued a total of 8,000 shares of Common Stock as finder's fees. The finder's fee shares were issued pursuant to
Section 4(2) of the 1933 Act. Proceeds from the sale of the shares were applied towards the continuing development and marketing of its products and working capital.

Q. In May 1998, the Company issued 1,000 shares of Common Stock to an independent contractor in consideration of services rendered. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933
Act.

R. In June 1998, the Company issued 4,000 shares of Common Stock to a director in consideration for interest payment on indebtedness. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange
Commission.

S. In June 1998, the Company issued 30,000 shares of Common
Stock on a promissory note to an individual for the purpose of selling those shares at a price of $2.00 per share. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.

T. In June 1998, the Company issued a total of 10,000 shares of Common Stock to a consultant in consideration for services rendered on behalf of the Company. There was no underwriter involved in this issuance. Regulation D, Rule 504, propounded by the U.S. Securities and Exchange Commission.

U. In August 1998, the Company issued to two of its directors an aggregate of 468,000 shares of Common Stock subject to the terms of their Employment Agreements referenced herein in Exhibit 10.1 and 10.2 and 20,000 shares of Common Stock to one of the directors as a promotion bonus. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

V. In August 1998, the Company issued 10,000 shares of Common Stock to an officer of the company in consideration for services rendered. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

W. In August 1998, the Company issued 250,000 shares of Common Stock to an officer as licensor in partial fulfillment of the terms of a Licensing Agreement referenced herein in Exhibit
10.3. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

X. In August 1998, the Company issued 250,000 shares of Common Stock to an officer as licensor in partial fulfillment of the terms of a Licensing Agreement referenced herein in Exhibit
10.5. Before issuance, the officer, as licensor, assigned the total of all 250,000 shares to his co-licensor and officer of the Company. There was no underwriter involved in the issuances. The issuances were conducted pursuant to Section 4(2) of the 1933 Act.

Item 11. Description of Securities.

	Common Stock

The Company is authorized to issue 10,000,000 shares of Common
Stock, $.001 par value, of which, as of September 30, 1998, 3,382,278 shares were issued and outstanding and held of record by 109 stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities.
The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Item 12.  Indemnification of Directors and Officers.

	Delaware Statutes
------------------

	Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses
(including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint

<page

venture, trust or other enterprise against expenses (including attorneys' fees)actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section(unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or
<page

merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

Certificate of Incorporation
-----------------------------

The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers -
Bylaws" in Exhibit 3.3).



Item 13. Financial Statements


Report of Independent Certified Public Accountant
Financial Statements
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholder's Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Reports on Form 8-K: Not Applicable

INNOVATIVE TRACKING SOLUTIONS CORPORATION
(A Development Stage Company)
FINANCIAL STATEMENTS

December 31, 1997 and 1996


REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors
Innovative Tracking Solutions Corporation

	I have audited the accompanying balance sheets of Innovative Tracking Solutions Corporation (A Development Stage Company) as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for periods then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

	I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Tracking Solutions Corporation( A Development Stage
Company) at December 31, 1997 and 1996, and the results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Roger G. Castro Oxnard, CA
February 5, 1998

Innovative Tracking Solutions Corporation
(A Development Stage Company)
Balance Sheet

		                                 Dec. 31,                	Sept. 30,
	                            	1997       	1996	               1998
                          	(Audited)    (Audited)          (Unaudited)
ASSETS
Current Assets:
  Cash in Banks           	$	52,219      $	 782         $	  29,284
  Accounts Receivable                                        1,780
  Subscription Receivable	  	18,700                         60,000
  Inventory	                	72,910      60,307            118,649
  Prepaid Expenses		          1,525 	                       	2,475
    Total Current Assets	   145,354      61,089            212,176

Fixed Assets:
  Furniture & Equipment		     9,408       4,828             32,583
  Less Accumulate
     Depreciation            (1,516)	      (172)	            (1516)
    Total Fixed Assets	      	7,892       4,656             31,067

Other Assets:
  Organization Cost		        25,299 	         -             25,299
  Patents, trademarks,
   licensing agreements		    56,337      47,096            222,709
  Less accumulated
    amortization	           	(1,000)        		-   	         (1,000)
  Other Assets					                                         32,027
    Total Other Assets	     	80,636      47,096	           279,035

TOTAL ASSETS              	$233,882    $112,841           $522,290

Liabilities & Stockholders' Equity
Current Liabilities:
  Accounts payable         $	   800    $ 	6,271           $	18,311
  Accrued interest payable		    250 	         -   		             -
  Accrued Salaries		              -   	       -   	        181,875
  Accrued Licensing Agreements	   -   	       -   	        150,000
  Note payable	              15,000 		        -   		             -
  Other Current Liabilities		     -   		      -             13,849
   Total Current Liabilities 16,050      	6,271	           364,035

Stockholders' Equity:
 Common stocks , $.001
 par value. Authorized
 shares - 10,000,000
 Issued and outstanding
    shares                   	1,995      	1,537              3,352
Inception to 12/31/97
-1,995,232	Jan., 1998
-Sept. 30, 1998-1,393,530
Common stock subscribed		         9 				                        30
Paid in capital            	367,668 	   113,451            772,230
Deficit accumulated during
the development stage      (151,840)     (8,418)          (617,357)
Total Stockholders' Equity	 217,832 	   106,570 	          158,255

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY	     	233,882 	  $112,841 	         $522,290

See Notes to Consolidated Financial Statements



Innovative Tracking Solutions Corporation
(A Development Stage Company)
Statement of Operations

                          Sept. 6, 1996  Period From Three      Sept. 4,
               Dec. 31,   <inception> to Months Ended Sept. 30 1996<inception>
                 1997     Dec. 31, 1996  1998     1997         through Sept. 30,
              (audited)   (audited)       (unaudited)          1998 (unaudited)
Income:						    	 	$	- 	    	$	-       	$7,57    $ -      	    $8,789
Cost of Goods Sold	  	-     				-	   	 	(3,986)		   -           (3,986)
Gross Profit				    $ -     		$	-							$3,590 	  $ -					      $4,803

Operating Expenses:
Advertising &
 marketing      	$34,713 		$1,046     	$14,573 	$	 90        	$	95,564
Auto expense  							648       	- 	 			  1,631   	648            4,534
Bank charges							 	861   			241 					   	494 			122            3,111
Contributions								319 						31 						    	-   	319					         411
Depreciation &
 Amortization Exp.	2,344     	172     							- 			 	-         		 2,516
Education									  	393  				696 				  		 975     	-   			      4,256
Entertainment								331    			23 				  	1,562     	-   			      2,445
Free Product
 Samples Expense		 	   -   		  	-    				6,000 		 		-            6,000
Insurance 									5,362 						 -   			 	2,146 	1,398 	       		16,170
Legal and
 professional	   		1,238 					331 	  				4,666 			518			       	17,868
Licenses and
 permits				        	438 					178 							    - 			 60		       		   616
Misc. Expenses					3,281 				 532 					  3,429		2,383          	30,718
Offering Expenses		 			-   		  	-   				 6,457 		 		-         		30,924
Office expense			 11,143 		 1,997   		  10,311		5,141 		        35,807
Outside service				8,571 	   	 	-  			  14,212 	3,185          	42,370
Payroll Expense		 					-   		  	-  			  60,560 	28,125 		      192,146
Rent-facility					15,695  		 	 	-  			   3,999 		4,971         	30,272
Repairs 										  	264  			 	75 	     		 348 	    86 	      		 1,620
Taxes Paid									   	- 	 			 	-   				 3,198 		 			-       			 5,349
Trade show							 	1,045 		  	 	-   			 10,617  		 		-         	18,951
Utilities									 9,974 	 	3,096 				  	4,419  	3,211         	25,912
Total Operating
  Expenses      	$96,620   $8,418    	$149,597  $50,257      	$563,560

Net loss
  from operation	$(96,620 	$(8,418)	 $(146,007) $(50,257)   	$(558,757)

Other Income (Expenses)

 Interest income				12		 	  		 	- 					 			277 		 			-         				976
  Interest expense	(250)  	(3,458)	  			(3,458)      -  		      (4,700)
  Research and
   development		(46,564)      	 -   					    - 		(6,902)	      (54,876)

Total Other Income
  (Expenses)    (46,802)        -  					(3,181)		(6,902)     		(58,600)
Net loss						$(143,422)	$	(8,418)	  $(149,188) $(57,159)   	$(617,357)

Earnings(loss)
  per share	    	$(0.07)	$(0.01)      		$(0.04)		$(0.03)       	$(0.18)

See Notes to Consolidated Financial Statements


Innovative Tracking Solutions Corporation
(A Development Stage Company)
Statement of Stockholders' Equity



                                                  											Deficit
       										                                          Accumulated
         				 Number 				Common		  Common 	  Additional     During the
					        of Shares		Stock at 	 Stock      Paid-in-      Development
					       Outstanding Par Value Subscribed  Capital     		  Stage	     	 Total
Balance at
September 6, 1996 (inception)

Net loss - September 6, 1996
through December 31, 1996								                          $(8,418)     $(8,418)

Stocks issued
for cash - from
September 6, 1996
(inception)to
December 31, 1996
Restricted shares 1,495,500	$1,496            $113,451                 114,947
Stocks issued
for past, present,
and future services
- from September 6,
 1996 to December
31, 1996		          41,500	    41    		                                     41

Balance at
December 31, 1996		1,537,000 	1,537 		         113,451    (8,418)      106,570

Net loss -
January 1, 1997
Through
December 31, 1997	                                       (143,422)    (143,422)

Stocks issued for cash - from
January 1, 1997 to
December 31, 1997
Restricted shares		162,000 		162 				         	54,635								           54,797
504 Offering 	     	84,232 	 	84        				  167,164                  167,248

Stocks issued for services
in lieu of cash -
January 1, 1997 to
December 31, 1997
Restricted shares 		6,500 	  	6 				           	9,729 							            9,735
504 Offering 		     2,000		   2                	3,998           							  4,000

Stocks issued for past, present,
and future services - from
January 1, 1997 to
December 31, 1997		203,500 	  204 					                                    204

Additional common stock
subscribed(still to be issued
as of December 31, 1997)
504 Offering at
$2 per share	      	9,350 	  	          9     	18,691		       						    18,700

Balance at
December 31, 1997	 2,004,582 	$1,995 	 $9	    367,668 	  $(151,840)   $217,832

Balance at
December 31, 1997	 2,004,582 	$1,995 	$ 9 	   367,668 	  $(151,840)	  $217,832



<page


Innovative Tracking Solutions Corporation
(A Development Stage Company)
Statement of Stockholders' Equity
Continued


                                                    								Deficit

       					                                               Accumulated
         				 Number 				Common	   Common 	  Additional    During the
          		of Shares			 Stock at 	Stock      Paid-in-     Development
					      Outstanding  Par Value Subscribed  Capital    	  Stage		      Total

Unaudited Information:

Net loss-
January 1, 1998
through
Sept. 30, 1998                                           (465,517)  (465,517)

Stocks issued for cash -
from January 1, 1998 to
September 30, 1998
Restricted shares	363,166			323 				            317,010               317,333
504 Offering 						 		530 			 1            							  999 	               1,000

Stocks issued for services
in lieu of cash-
January 1, 1998 to
September 30, 1998
504 Offering 					17,000     17      				  	   		25,583 	 				         26,600

Stocks issued for past,
present, and future
services - from
January 1, 1998
to
Sept. 30, 1998   967,000    1,007 		 		                     									   1,007

Additional common stock
subscribed (still to be
issued as of
September 30,1988)
504 Offering at
$2 per share	  		30,000 	           	  30 		    	59,970		           		 60,000

Balance at
September 30, 1998
(Unaudited)			 3,382,278 			3,343  	  	39  	    772,230 		(617,357)		  158,255

See Notes to Consolidated Financial Statements



Innovative Tracking Solutions Corporation
(A Development Stage Company)
Statements of Cash Flows

                                              Period From Three   Sept. 4,
              Dec. 31,      Sept. 6 1996      Months Ended        <inception)
              1997          (inception) to    Sept. 30,           through
                            Dec. 31, 1996     1998      1997      Sept. 30, 1998
             (audited)     (audited)           (unaudited)       (unaudited)


CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss					$(143,422)		  	$(8,418)		   	$(149,188)			$(57,159)				$(617,317)

Adjustments To
Reconcile Net Loss
To net cash provided
by operating activities:
Depreciation
  & amortization 2,344     		 172             	 -  				 -            2,516
Common stocks
  subscribed   (18,700)    			 -          (60,000)					 -  					  (60,000)

Increase in
accounts receivable			                     (1,780)
Increase
 in inventory	 (12,603)   	(60,307)       (1,230) 				(5,680)					 (42,451)

Increase in
prepaid expenses	(1,525)         	-     	(2,000)					(1,525)  					(950)
Increase (decrease)
in accounts
payable and
accrued interest (5,221)  			6,271       	7,090    				3,231      		17,510

Increase (decrease)
 in accrued expenses                     216,349

Net cash provided (used)
by operating
activities			   $(179,127)	$(62,282)	    	$9,241			$(61,133)		  	 $(700,692)

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of
 fixed assets	  $(4,580)		$(4,828)      $(9,384) 			 	$(185)		   	$(23,175)

Acquisition of
 other assets	 (34,540)	  	(47,096)	    (161,264)		 (18,676)			   (198,382)

NET CASH PROVIDED
(USED)BY INVESTING
  ACTIVITIES			$(39,120)	 $(51,924)	   $(170,648)  $(18,861)	    $(221,557)

CASH FLOWS FROM FINANCING ACTIVITIES



Notes payable	  15,000  	    				-   								-   					  -  							-

Common stocks
  issued	         	458 			  1,537		        1,049						 29    		  	3,312

Common stocks
 subscribed						 	 9 		   				 -  						   	30 							-  					     	30

Paid in capital		254,217 		 113,451    	 119,695 					43,821 	  	772,230

NET CASH PROVIDED
(USED) BY FINANCING
  ACTIVITIES		 $269,684   	 114,988    	$120,774 			 $43,850 			 $775,572

INCREASE (DECREASE)
  IN CASH	     		51,437 				  	 782 		 (40,633)					 (36,144)	   (146,677)

BEGINNING CASH					 782 		 			   -   		 69,917 				  	11,624 					 52,219

ENDING CASH					$52,219 	 			 $782 		$ 29,284	 				$(24,520) 			  $(94,458)

See notes to consolidated financial statements

<page

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Innovative
Tracking Solutions Corporation (a development stage company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity:

Innovative Tracking Solutions Corporation (a development stage company) was incorporated in Delaware on September 4, 1996. The Company is licensed to manufacture and market patented products.
 The Company has devoted substantially all of its efforts in establishing its business and has not generated significant revenues.

Accounts receivable:

Although the Company employs the full accrual method of accounting, there were no receivables at the end of the year.

Inventory:

Inventories are stated at cost. Cost is determined by specific identification of each unit.

Furniture & Equipment:

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method for both financial statements purposes and income tax purposes.

Patents, Copyrights, and Licensing Agreements

Patents, copyrights, and licensing agreements stated at cost.
 Amortization is based on straight-line method.


Net Income Per Common Share:

Primary net income per share is based on the average number of shares of common stock outstanding during the year.

NOTE B - RELATED PARTY TRANSACTIONS

Note payable to principal stockholder in the amount of $15,000 is payable in full plus interest at the rate of 8% per annum on October 15, 1998.

Interest expense related to this note was $250 for the period ended December 31, 1997.


NOTE C - INCOME TAXES

As of December 31, 1997, the Company had available for federal income tax purposes a net operating loss carry forward of approximately $151,668, which expired in various years through 2012.

NOTE D - LEASING ARRANGEMENTS

The Company conducts its operations from facility that is leased under a two-year noncancelable operating lease expiring in April 1999.

In addition, the Company is leasing office equipment under a three year lease expiring in November 2000.

The following is a schedule of future minimum rental payments under the above operating leases as of December 31, 1997:


Year Ending
December 31       Amount
1998		            	$16,594
1999			              6,994
2000                 3,394
			                $26,982


Rental expense amounted to $15,695 in 1997.

--------------------------------------------------------

Notes to Consolidated Financial Statements (continued)
(Information relating to the three months ended September 30,
1998
and 1997 is unaudited)
--------------------------------------------------------

Note 1.  Interim financial statements

The accompanying balance sheet as of September 30, 1998 and
the statements of operations and cash flows for the three month periods ended September 30, 1997 and 1998, respectively, have not been audited.  However, these financial statements have been prepared in accordance with generally accepted accounting
principles for interim financial information and with the
instructions to Form 10-QSB of Regulation S-B.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial
statements.   In management's opinion, the accompanying interim
financial statements reflect all material adjustments
(consisting only of normal recurring accruals) necessary for a fair statement of the results for the interim periods presented. The results for the interim periods are not necessarily indicative of the results which will be reported for the entire year.

Note 2.  Lease Commitments

Operating leases

The Company leases its office facility under cancelable operating lease agreements expiring on February 28, 1999. The lease calls for monthly payments of approximately $1,904.

In addition, the Company leases certain office equipment under non-cancelable operating lease agreements expiring at various times through December 2002. The leases call for aggregate monthly payments of approximately $500.


<page


Capital lease

The Company leases an automobile under a capital lease agreement, due in monthly installments of $389 through November
2002. The automobile that collateralizes the lease has a net book value of $26,000.

The company leases a copy machine under a lease agreement, due in monthly installments of $283 through April 2000 as well as various pieces of office furniture with monthly installments with no definite term commitment.

Note 3.     Related Party Transactions

Note payable to stockholder and affiliate

The Company received a loan in the amount of $15,000 from a director. The note payable was unsecured, due on demand and provided for interest at a fixed rate of 8%. Total interest expense incurred by the Company on this notes payable for the years ended December 31, 1997 was paid in the form of Common Stock in the amount of 4,000 shares.

Stock options

	Stock options for directors of the company are outlined in their employment agreements referenced herein. Stock options for licensors are outlined in the licensing agreements referenced herein.

Note 4.  Income Taxes

As of September 30, 1998, the Company had available for federal income tax purposes a net operating loss carry forward of approximately $465,517.


Item 14.	Changes In and Disagreements with Accountants on
Accounting	and Financial Disclosures

	None


<page

Item 15.	Index to Exhibits

Exhibit No.			Description

3.1				Articles of Incorporation

3.2   			Amendment to Articles of Incorporation

3.3   			By-laws

4.1	  			Specimen Certificate of Common Stock

4.2	  			Specimen Warrant Certificate of Common
Stock

10.1				Employment Agreement dated, July 15, 1997
  				 between the Company and President/CEO,
		 		  Dianna Cleveland

10.2				Employment Agreement dated, July 15, 1997
        between the Company and Vice President/CFO/COO,
				    Lee A. Namisniak

10.3				Exclusive Product Licensing Agreement for
        the Private Practice(tm) Vibration Reminder Disk

10.4  			Addendum to Licensing Agreement - Schedule A & B

10.5  			Licensing Agreement for the Smart Kitchen(tm) Food Tracking System

10.6   			Addendum to Licensing Agreement - Schedule A & B

27.1				Financial Data Schedule



<page

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		INNOVATIVE TRACKING SOLUTIONS CORPORATION


By_/s/________________________________________
DIANNA CLEVELAND, President and C.E.O.
Director


Date:_________


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



_/s/__________________________________________
LEE A. NAMISNIAK, Chief Financial/Operating Officer.
                                    Director

Date:__________



_/s/__________________________________________
LOU WEISS, Director


Date:__________







<page

Exhibit 3.1

ARTICLES OF INCORPORATION

	STATE OF DELAWARE
	SECRETARY OF STATE
	DIVISION OF CORPORATIONS
	FILED 09:00 AM 09/04/1996
	960256545 - 2659172


CERTIFICATE OF INCORPORATION
OF

Innovative Tracking Solutions Corporation
A CLOSE CORPORATION

FIRST:  The name of this corporation is Innovative Tracking
Solutions Corporation

SECOND: Its registered office in the State of Delaware is to be located at 1313 N. Market St., Wilmington, DE
19801-1151, County of New Castle. The registered agent in charge thereof is The Company Corporation, address "same as above".

THIRD: The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on, are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of total authorized shares of stock of this corporation is 1,500 shares of NO per value.

FIFTH:  The name an mailing address of the incorporation is:
Regina Cephas, 1313 N. Market St., Wilmington, DE  19801-1151

SIXTH: All of the corporation's issued stock, exclusive of treasury shares, shall be held of record by not more than thirty
(30) persons.

SEVENTH: All of the issued stock of all classes shall be subject to one or more of the restrictions on transfer permitted by Section 202 of the General Corporation Law.

EIGHTH: The corporation shall make no offering of any of its stock of any class which would constitute a "public offering" within the meaning of the United States Securities Act of 1933 as it may be amended from time to time.

NINTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporations or its stockholders;
(2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate and do certify that the facts herein are true, and I have accordingly hereunto set my hand.

DATED:  SEPTEMBER 4, 1996
<page

Exhibit 3.2

AMENDMENT TO ARTICLES OF INCORPORATION


STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 05/21/1997
971166640 - 2659172


CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION


Innovative Tracking Solutions Corporation, a corporation organized and existing under and by virtue of the General
Corporation Law of the State of  Delaware.

DOES HEREBY CERTIFY:

	FIRST: That at a meeting of the Board of Directors of Innovative Tracking Solutions Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and resolution setting forth the proposed amendment is as follows:

	RESOLVED: That the Certificate of incorporated of this corporation be amended by deleting the Heading,. Article(s)
Ninth and changing Article(s) Fourth, Seventh, and Eighth so that the document shall read as follows:

	FOURTH:   The amount of the total authorized capital
stock of this corporation is (ten million) 10,000,000 shares of $.001 Par Value.

	SEVENTH: The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.
	With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this corporation.
	The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them shall be open to the inspection of the stockholders; and no stockholder shall have any right of inspecting any account, or book or document of this corporation, except as conferred by the law or the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of the State of Delaware.
	It is the intention that the objects, purposes and powers specified in the Third paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or inference from the terms of any purpose and powers specified in the Third paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.


<page


	EIGHTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves:
(1) a director's duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.


Exhibit 3.3

BY-LAWS

-OF-


INNOVATIVE TRACKING SOLUTIONS CORPORATION
A Close Corporation



ARTICLE I- OFFICES


The office of the Corporation shall be located in the City, County and State designated in the Certificate of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Shareholders may, from time to time, determine.


ARTICLE II - MEETING OF SHAREHOLDERS


Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the corporation, for the purpose of electing officers and transacting such other business as may properly come before the meeting


Section 2 - Regular Meetings

The shareholders may provide by resolution, from time to time, for the holding of regular meetings of the shareholders and may affix the time and place thereof.

<page


Section 3 - Special Meetings:

Special meetings of the shareholders may be called at any time by the President, and shall be called by the President or the Secretary at the written request of the holders of ten percent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Corporation Law.


Section 4 - Place of Meetings

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places within the United States as shall be designated in the notices or waivers of notice of such meetings.

Section 5 - Notice of Meetings

(a) Written notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to he held, shall be served either personally or by mail, not less than ten or more than fifty days before the meeting, upon each shareholder of record entitled to vote as such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would if taken, entitle shareholders to receive payment for their shares pursuant to the Business Corporation Law, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such shareholder at his address, as it appears on the records of the shareholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, or to any shareholder, who, in person or by proxy, submits a signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by statute.

<page


Section 6 - Chairman of Meetings

At all meetings of the Shareholders, the President, if present, shall preside. If there shall be no President, or he shall be absent, then a Chairman of the meeting, chosen by the shareholders, shall preside.

Section 7 - Quorum:

(a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such Certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of shareholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of shareholders holding of record a majority of the total number of shares of the corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of shareholders, the shareholders, by a majority of the votes cast by the holders of shares entitled to vote thereon, way adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called if a quorum had been present.

Section 8 - Voting:

(a) Except as otherwise provided herein or by statute, or by the Certificate of Incorporation, any corporate action, to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

(b) Except as otherwise provided herein or by statute or by the certificate of Incorporation, at each meeting of shareholders, each holder of record of stock of the corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name on the books of the Corporation.



<page


(c) Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless the persons executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the secretary at the meeting and shall be filed with the records of the corporation.

(d) Any resolution in writing, signed by all of the shareholders entitled to vote thereon, shall be and constitute action by such shareholders to the effect therein expressed, with the same force and effect as if the same had been duly passed by unanimous vote at a duly called meeting of shareholders and such resolution so signed shall be inserted in the Minute nook of the corporation under its proper date.

Section 9 - Duties and Powers:

The Shareholders shall be responsible for the control and management of the affairs, property and interests of the Corporation, and may exercise all powers of the Corporation.

Section 10 - Contracts:

(a) No contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any shareholder be liable in any way by reason of the fact that such shareholder of this Corporation is interested in, or is a shareholder, director or officer of such other corporation, provided that such facts are disclosed or wade known to the remaining shareholders.

(b) Any shareholder, personally and individually, may be a party to or may be interested in any contract or transaction of the corporation, and no shareholder shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the other shareholders, and provided that the shareholders shall authorize, approve or ratify such contract or transaction by a majority vote not counting the shares of any such shareholder, notwithstanding the presence of any such shareholder at the meeting at which such action is taken. The shares of such shareholder or shareholders may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair or invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common statutory, or otherwise) applicable thereto.

Section 11 - Committees:

The shareholders may, from time to time, designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the shareholders. At all meetings of a committee, the presence of all members at the committee shall be necessary to constitute a quorum for the transaction of business, except as otherwise provided for by the shareholders. Participation of any one or more members of the committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time, shall constitute presence in person at any such meeting. Any action authorized in writing by all of the members of a committee entitled to vote thereon and filed with the minutes of the Committee shall be the act of the committee with the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the committee.


ARTICLE III - OFFICERS


Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a president, a Secretary, a Treasurer, and such other officers, as the shareholders may from time-to-time deem advisable.
Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the shareholders at the regular annual meeting of the shareholders.

(c) Each officer shall hold office until the annual meeting of the shareholders next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the President or the Secretary of the Corporation, unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by such officer, and the acceptance of such resignation shall not be necessary to make it effective.


<page


Section 3 - Removal

Any officer may be removed, either with or without cause, and a successor elected by the shareholders at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by the shareholders.

Section 5 - Duties of Officers

Officers of the corporation shall, unless otherwise provided by the shareholders, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws or may from time to time be specifically conferred or imposed by the shareholders. The President shall be the chief executive officer of the corporation.


Section 6 - Sureties and Bonds:

In case the shareholders shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the shareholders may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other Corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents. proxies or other instruments,) may be exercised on behalf of the Corporation by the President, any Vice President or such other person as the shareholder may authorize.

ARTICLE IV  SHARES OF STOCK


Section 1 - Certificate of Stock-

(a) The certificates representing shares of the Corporation shall be in such form as shall be adopted by the shareholders, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (i) the president or Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and may bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) The shareholders may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of script in registered or bearer form over the signatures of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such script shall not entitle the holder to any rights of a shareholder, except as therein provided for full shares, but such script shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the shareholders in their discretion, may require, the shareholders may, in their discretion, require the owner of the lost or destroyed certificate or his legal representatives, to give the Corporation a bond in such sum as they may direct, and with such surety or sureties as may be satisfactory to them, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the shareholders, it is proper so to do.

Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person; whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date'

In lieu of closing the share records of the corporation, the shareholders may fix, in advance, a date not exceeding fifty days, nor less than ten days, as the record date for the determination of shareholder entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting


ARTICLE V - DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the shareholders may determine.

ARTICLE VI - FISCAL YEAR


The fiscal year of the Corporation shall be fixed by the shareholders from time to time, subject to applicable law.


ARTICLE VII - CORPORATE SEAL


The corporate seal, if any, shall be in such form as shall be approved from time to time by the shareholders.


ARTICLE VIII - AMENDMENTS


Except as otherwise provided by statute or by the Certificate of Incorporation, all by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made by a majority vote of the shareholders.


RESOLUTIONS ADOPTED BY INCORPORATOR

OF

INNOVATIVE TRACKING SOLUTIONS CORPORATION


The undersigned, being the sole Incorporator of the corporation, hereby adopts the following resolutions:

(1) RESOLVED, that a copy of the Certificate of Incorporation of the Corporation, together with the original receipt showing payment of the statutory organization tax and filing fee, be inserted in the Minute Book of the Corporation.


(2) RESOLVED, that the form of First By-Laws submitted to the meeting be, and the same hereby are, adopted as and for the fly-Laws of the Corporation, and that a copy thereof be placed in the Minute Book of the Corporation, directly following the Certificate of Incorporation.

(3) RESOLVED, that the election is hereby made not to have a Board of Directors.


Dated:
								/s/
									Incorporator

Exhibit 4.1



<SEQUENCE>4
[DESCRIPTION]SPECIMEN OF COMMON STOCK CERTIFICATE

         EXHIBIT
INNOVATIVE TRACKING SOLUTIONS CORPORATION

  NUMBER
            SHARES
[________]
          [________]

AUTHORIZED COMMON STOCK; 10,000,000 SHARES
  PAR VALUE $.001


NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
             INCORPORATED UNDER THE LAWS OF THE STATE OF
DELAWARE

  COMMON STOCK                                     CUSIP
45765S 10 8


THIS CERTIFIES THAT


Is the RECORD HOLDER OF

          SHARES OF INNOVATIVE TRACKING SOLUTIONS CORPORATION
COMMON STOCK TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE
PROPERLY ENDORSED.

THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE
TRANSFER AGENT AND REGISTERED BY THE REGISTRAR.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

[SEAL OF INNOVATIVE TRACKING SOLUTIONS CORPORATION]

/s / LEE A. NAMISNIAK                 /s/ DIANNA CLEVELAND
- -----------------------              ---------------------
Secretary								                         PRESIDENT

By: ^^Illegible Signature^^
Atlas Stock Transfer Corporation
5899 south State Street
Salt Lake City, UT 84107

This Certificate is not valid unless countersigned by the Transfer Agent.

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank
(other than a savings bank) , or a trust company.

The following abbreviation, when used in the inscription on
the face of this certificate, shall be construed as though they were written out in full according to applicable laws or
regulations:
TEN COM  - as tenants in common   	   UNIF GIFT MIN ACT -
_______Custodian_______
TENANT  - as tenants by the entireties 				(Cust)
(Minor)
 JT TEN   - as joint tenants with right
	under Uniform Gifts
to Minors
	of survivorship and not as					Act
________________________
	tenants in common						(State)

			Additional abbreviation may also be used though not in above list.
			FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
    IDENTIFYING NUMBER OF ASSIGNEE
- --------------------------------------

- --------------------------------------


______________________________________________________________
____________
(Please print or typewrite name and address including zip code of assignee)

______________________________________________________________
____________


________________________________________________________________
___
_______

________________________________________________________________
___
_______
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

________________________________________________________________
___
____________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.


Dated,
      ---------------------------------


                                  ----------------------------
------------
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.

Exhibit 4.2

SPECIMEN FORM OF WARRANT CERTIFICATE
	Warrant Number							Number of
Warrants
COMMON STOCK PURCHASE WARRANT
Innovative Tracking Solutions
(A Delaware Company)
							   Cusip No. 457655 11 6
This certifies that FOR VALUE RECEIVED,

Or registered assigns (the "Holder") is the owner of

Common Stock Purchase Warrants. Each entitles the Holder to purchase at any time between July 21, 1997, and July 21, 1998, subject to the terms and conditions set forth in this certificate and the Warrant Agreement (as hereinafter defined), for an exercise price of $2.00, one fully paid and non-assessible share of common stock, $0.001 par value, of Innovative Tracking Solutions Corporation, a Delaware corporation (the "Company"). After July
21, 1998, each Warrant that has not been exercised will expire.
Shares of common stock are issuable on the presentation and surrender of this Warrant Certificate with the subscription form on the reverse side hereof duly executed at the principal office of the Company or its duly appointed agent, Atlas Stock Transfer Corporation, or its successor (the "Warrant Agent") accompanied by payment in lawful money of the United States of America in cash of by official bank or certified check payable to the Company.

The Warrant Certificate and each Warrant represented hereby are issued under and are subject in all respects to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement") dated as of April 30, 1997, between the Company and the Warrant Agent. A copy of the Warrant Agreement is on file at the principal office of the Warrant Agent, and a copy will be provided by the Company to each Holder on request at no charge.

The term "Expiration Date" shall mean 11:59 p.m. (Pacific Standard Time) July 21, 1998. If such date shall in the state of California be a holiday or a day on which banks are authorized to close, then the Expiration Date shall mean 11:59 p.m. (Pacific Standard Time) the next following date which in the state of California is not a holiday or a day on which banks are authorized to close.

The company has the right to call in each Warrant represented hereby upon 15 days notice to the Holder, if not exercised by the Holder prior to the expiration of the 15 day period, should the Company's Common Stock trade at or above a $2.50 reported closing bid or trade price for at least 10 consecutive trading days.

This Warrant shall not be exercisable and the Company shall not be obligated to deliver any securities pursuant to this Warrant unless a registration statement under the Securities Act of 1933, as amended and under applicable state securities laws with respect to such securities is effective or there is an available exemption from such federal and state registration requirements. This Warrant shall not be exercisable by a Holder in any state where such exercise would be unlawful.

This warrant shall not be valid unless countersigned by the Warrant Agent.

Date:

Secretary

President

Corporate Seal

FORM OF EXERCISE
(Form of exercise to be executed by the Holder at the time of exercise)

TO ATLAS STOCK TRANSFER CORPORATION, THE WARRANT AGENT:

	The undersigned, the Holder of the within Warrant, hereby
(1) exercise his right to purchase shares of Common Stock, par value $0.001 per share, of Innovative Tracking Solutions
Corporation, at any time between July 21, 1997, and July 21,
1998, which the undersigned is entitled to purchase under the terms of the within Warrant; and (2) makes payment in full for the number of shares of Common Stock so purchased by payment of dollars ($).

Please issue the certificate for shares of Common Stock in the name of, and pay any cash for any fractional shares to:

Print Type Name

Social Security Number or Other Identifying Number

Street Address

City

State

Zip Code

and, if said number of shares purchasable hereunder, please issue a new Warrant for the unexercised portion of the within Warrant to:

Print Type Name

Social Security Number or Other Identifying Number

Street Address

City

State

Zip Code

Date:

(Signature Must Conform in all Respects to Name of Holder as
Specified on the Face of the Warrant)
ASSIGNMENT
(Form of Assignment to be Executed if Holder Desires to Transfer
Certificate)
FOR VALUE RECEIVED,   hereby sells, assigns, and transfers
unto     the right represented by the within Warrant to purchase
  shares of Common Stock, par value $0.001 per share, of
Innovative Tracking Solutions Corporation, to which the within Warrant
relates and appoints    attorney to transfer such right on the books of
the Warrant Agent with full power of substitution in the premises.

Dated:

(Signature Guaranteed)

Signature

(Signature Must Conform in All Respects to Name of Holder as
Specified on the Face of the Warrant.)

Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is entered into on July 15, 1997, between INNOVATIVE TRACKING SOLUTIONS
CORPORATION, INC., a Delaware corporation ("Company"), and DIANNA L. CLEVELAND ("Executive").

R E C I T A L

Company wishes to employ Executive, and Executive agrees to serve, as President and Chief Executive Officer of Company, subject to the terms and conditions set forth below.

AGREEMENT

It is agreed as follows:

1. TERM OF EMPLOYMENT. Company hereby employs Executive, and Executive hereby accepts employment with Company, for a period of five (5) years terminating July 15, 2002 ("Employment Period"); provided that this Agreement shall be automatically renewed for successive five (5) year terms unless either party elects not to renew this Agreement by delivering written notice of its election to the other party no later than one hundred twenty (120) days prior to the end of the current term. Notwithstanding anything in this Paragraph 1 to the contrary, this Agreement may be terminated at any time in accordance with Paragraph 7.

2. DUTIES OF EXECUTIVE. Executive shall serve in the capacity as President and Chief Executive Officer of Company at Company's office in Laguna Hills, California, or at such other place as Company may direct provided that Company shall not direct or cause Executive to perform her services from an office outside of Orange County, California. Executive's principal duties and responsibilities shall consist of primary responsibility for all (i) sales and marketing and activities; (ii) administrative matters; and (iii) Executive management and supervision. Executive shall perform such other services and duties as may from time to time be assigned to Executive by Company's board of directors provided that such other services and duties are not inconsistent with any other term of this Agreement. Except during vacation periods or in accordance with Company's personnel policies covering executive leaves and reasonable periods of illness or other incapacitation, Executive shall devote her services to Company's business and interests in a manner consistent with Executive's title and office and Company's needs for her services. Executive shall perform the duties of Executive's office and those assigned to Executive by the Company's board of directors with fidelity, to the best of Executive's ability, and in the best interest of Company.


 <page


3. COMPENSATION OF EXECUTIVE.

a) Base Compensation.   At such time that it becomes
economically feasible for the Company with due regard to the financial conditions and prospects of the business, the Company will pay Executive for services hereunder an annual base salary of Seventy Five Thousand Dollars
($75,000). If after one year from the date of this Agreement, the Company has not been able to begin and maintain said Base Salary, the Company hereby agrees to award to Executive, Five Thousand (5,000) shares of restricted common stock in the Company for each week earned during the first year of this Agreement. Any stock awarded shall not be construed as payment in lieu of Executive's Base Salary.

b) Increases To Base Compensation: Effective one year from the date of this Agreement. Executive shall receive an increase in annual base salary to One Hundred Twenty Five
Thousand Dollars ($125,000) for the remaining term of this Agreement. For all subsequent years, Executive shall be entitled to receive an annual increase in base salary equal to the cost of living adjustment to base salary based on the percentage of the federal annual increase of the cost of living which, in addition to any merit increases awarded in the sole discretion of the Company, create an annual base salary rate. Said annual increase in base salary shall at no time for the term of this Agreement be less than ten percent (10%) of Executive's previous year's base salary.

c) Bonus Compensation. As additional compensation for Executive's services hereunder, Executive shall be paid a cash bonus up to one hundred percent (100%) of Executive's base salary for each calendar year from January 1, 1999 and ending December 31, 2002, if the
Company earns a Net Profit (as defined below) of one million dollars ($1,000,000) within that respective calendar year. As used herein, the term "Net Profit" shall mean the gross revenue generated from all products and services sold by the Company, less all related costs and overhead, such costs to include all costs including, but not limited to, pay-outs to subscribers, insurance, labor (including wages and salaries of officers, directors, Executives, independent contractors), equipment costs, technical fees and training costs.
Executive may elect to receive said bonus in common stock based on a valuation of one-half 1/2 of the then current fair market value for the stock or to receive bonus in any combination of cash and stock.

d) Stock Options. As additional compensation for Executive's services hereunder, Executive shall be granted stock options each year to purchase Two Hundred
Fifty Thousand (250,000) shares of Common Stock in the
Company at $.50 per share. Options granted each year shall hold a five year expiration.

<page



4. EXPENSE REIMBURSEMENTS. Executive shall be reimbursed for reasonable and actual out-of-pocket expenses incurred by Executive in performance of Executive's duties and responsibilities hereunder in accordance with Company's established personnel policy covering executive officer expense reimbursements, as such policy may be amended, revised or otherwise changed from time to time. Executive shall furnish proper vouchers and expense reports and shall be reimbursed only for those expenses which shall be reimbursable. The Company shall reimburse Executive for all reasonable and necessary relocation expenses in the event the Company chooses to relocate the business outside of Orange County, California.

5. STOCK INCENTIVES. The Company intends to adopt a
"performance-based compensation" plan, the Compensation Incentive Plan
(CIP), that is tax deductible by the Company without limitation under Section 162(m) of the Code. The Company
Board of Directors believes that attracting and retaining key employees of high quality is essential to the Company's growth and success. In addition, the Company Board believes that the long term success of the Company is enhanced by a competitive and comprehensive compensation program which may include tailored types of incentives designed to motivate executives and reward key employees for outstanding service, including awards that link compensation to applicable measures of the Company's performance and the creation of stockholder value.
In this regard, stock options and other stock-related awards will be an important element of compensation for key employees. Such awards will enable the Company to attract and retain executives and key employees and enable such persons to acquire a proprietary interest in the Company and thereby align their interests with the interests of the Company's stockholders. In addition, the Company Board has concluded that the Company Board (the "Compensation Committee") should be given as much flexibility as possible to provide for annual and long-term incentive awards contingent on performance.
Executive shall be included in all programs of this type adopted by Company.

6. VACATION, SICK LEAVE AND OTHER FRINGE BENEFITS.

a) Executive shall be entitled to a four (4) weeks paid vacation per every twelve (12) month period of employment hereunder. Executive must use a minimum of two (2) weeks vacation per every twelve (12) month period. Executive may choose carryover a maximum of two (2) weeks vacation per every twelve (12) month period.

b) Executive shall also be entitled to leaves for illness or other incapacitation as is consistent with Executive's title and the Company's needs for Executive's services, except as otherwise provided for disability in Paragraph 6.2.

 <page


c) Executive shall be entitled during Executive's employment hereunder to share or participate in such medical insurance programs or other "fringe" benefit plans or programs as shall be made available to executive officers employed by Company generally, in accordance with Company's established personnel policies, if any, or as established, amended, revised or otherwise changed from time to time, covering executive officer Executive benefits.

7. TERMINATION.

a) Termination by Company for Cause. Company may terminate this Agreement and Executive's employment hereunder for Cause (as defined herein) any time effective upon 15 days written notice to Executive. As used herein, the term
"Cause" shall mean:

i) Habitual neglect in the performance of Executive's material duties as set forth in Paragraph 2 which continues uncorrected for a period of thirty (30) days after written notice thereof by Company to Executive; or

ii) Gross negligence involving misfeasance or nonfeasance by Executive in the performance of Executive's material duties as set forth in Paragraph 2 which continues uncorrected for a period of thirty (30) days after written notice thereof by Company to Executive.

b) Termination Upon Death or Disability. This Agreement and Executive's employment hereunder shall terminate upon Executive's death or Disability (as defined herein). For this purpose, "Disability" means incapacity, whether by reason of physical or mental illness or disability, which prevents Executive from substantially performing
Executive's material duties as set forth in Section 2 for six (6) months, or for shorter periods aggregating six
(6) months in any twelve (12) successive calendar months. Upon termination for death, and unless Company shall have in force a disability insurance policy providing for benefits in an amount at least equal thereto, upon termination for Disability, Company shall continue to pay the base compensation payments pursuant to Paragraph 3.1 to the surviving spouse of Executive (or if there is none to Executive's estate) in the case of death and to Executive or Executive's court appointed conservator in the case of Disability until the date three (3) months thereafter. Termination for death shall become effective upon the occurrence of such event and termination for Disability shall become effective upon written notice by Company to Executive.


 <page


c) Other Termination.   In the event the Company terminates
Executive's employment without Cause, or Executive terminates Executive's employment for Good Reason (as such terms are defined below), Executive will receive severance benefits. If termination is prior to a change in control of the Company (as defined below), the benefits will include continuation of salary, bonus and other benefits, and continued vesting of options and restricted stock, for five (5) years following termination. If termination is within five years after a change in control, the benefits will include a lump sum payment equal to five times Executive annual salary and bonus, immediate vesting of all options and restricted stock, and continuation of other benefits for five years following termination. Additionally, if any payment or distribution to Executive would be subject to any "golden parachute payment" excise tax or similar tax, then
Executive will be entitled to receive gross-up payments in an amount such that, after payment of such excise tax or similar tax, and all taxes attributable to such gross-up payments, Executive retains an amount equal to the amount he would have retained if such excise tax or similar tax had not applied.

i) A "change in control" will be defined as the acquisition of 30% or more of the Company's Common
Stock or voting securities by a person or group
(subject to specified exceptions), certain changes in the majority of the Company's Board of Directors, certain mergers involving the Company, or the liquidation, dissolution or sale of all or substantially all of the assets of the Company.

ii) "Good reason" is defined generally as demotion, reduction in compensation, unapproved relocation or a material breach of the Employment Agreement by the Company.

8. EVENTS UPON TERMINATION. The termination of this Agreement pursuant to Section 6 shall also result in the termination of all rights and benefits of Executive under this Agreement except for any rights to compensation accrued under Paragraph 3 prior to the date of termination or rights to expense reimbursement under Paragraph 4.

9. EXECUTIVE'S REPRESENTATIONS. Executive represents and warrants that Executive is free to enter into this Agreement and to perform each of the provisions contained herein. Executive represents and warrants that Executive is not restricted or prohibited, contractually or otherwise, from entering into and performing this Agreement, and that Executive's execution and performance of this Agreement is not a violation or breach of any agreement between Executive and any other person or entity.

 <page


10. GENERAL PROVISIONS.

a) Severable Provisions. The provisions of this Agreement are severable, and if any one or more provisions may be determined to be judicially unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

b) Assignment. Neither this Agreement nor any of the rights or obligations of Executive or the Company hereunder shall be assignable.

c) Attorneys' Fees. If any legal action arises under this Agreement or by reason of any asserted breach of it, the prevailing party shall be entitled to recover all costs and expenses, including reasonable attorneys' fees, incurred in enforcing or attempting to enforce any of the terms, covenants or conditions, including costs incurred prior to commencement of legal action, and all costs and expenses, including reasonable attorneys' fees, incurred in any appeal from an action brought to enforce any of the terms, covenants or conditions.

d) Notices. Any notice to be given to Company under the terms of this Agreement shall be addressed to Company at the address of Company's principal place of business, and any notice to be given to Executive shall be addressed to Executive at her home address last shown on the records of Company, or at such other address as either party may hereafter designate in writing to the other. Any notice required or permitted under this Agreement shall be in writing and shall be deemed effective: (i) upon receipt in the event of delivery by hand, including delivery made by private delivery or overnight mail service where either the recipient or delivery agent executes a written receipt or confirmation of delivery; or (ii) 48 hours after deposited in the United States mail, registered or certified mail, return receipt requested, postage prepaid.

e) Waiver. Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, or prevent that party thereafter from enforcing each and every other provision of this Agreement.

f) Entire Agreement; Amendments. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of Executive by Company and contains all of the covenants and Agreements between the parties with respect to the employment of Executive by Company. Each party to this Agreement


<page

acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise not contained in this Agreement will be effective only if it is in writing signed by the party to be charged.

g) Titles and Headings. Titles and headings to sections of this Agreement are for the purpose of reference only and shall in no way limit, define or otherwise affect the interpretation or construction of such provisions.

h) Construction And Performance . This Agreement shall not be construed against the party preparing it, but shall be construed as if both parties prepared this Agreement. As used herein the singular and plural number, the masculine, feminine and neutral genders include on another.

i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard for conflicts of laws statutes.
 Any suit or action brought to resolve a dispute arising from the terms of this Agreement shall be brought in a court of competent jurisdiction in the County of Orange, State of California.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


"COMPANY"

INNOVATIVE TRACKING SOLUTIONS CORPORATION, INC., a Delaware corporation


By:

/s/
Lee A. Namisniak, Chief Financial Officer/Vice President



/s/
Lou Weiss, Director



"EXECUTIVE"


/s/
Dianna L. Cleveland




<page

Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is entered into on July 15, 1997, between INNOVATIVE TRACKING SOLUTIONS
CORPORATION,
INC., a Delaware corporation ("Company"), and LEE A. NAMISNIAK
("Employee").

R E C I T A L

Company wishes to employ Employee, and Employee agrees to serve, as Vice President and Chief Financial and Operating
Officer of Company, subject to the terms and conditions set forth below.

AGREEMENT

It is agreed as follows:

1. TERM OF EMPLOYMENT. Company hereby employs Employee, and Employee hereby accepts employment with Company, for a period of five (5) years terminating July 15, 2002 ("Employment Period"); provided that this Agreement shall be automatically renewed for successive five (5) year terms unless either party elects not to renew this Agreement by delivering written notice of its election to the other party no later than one hundred twenty
(120) days prior to the end of the current term.
Notwithstanding anything in this Paragraph 1 to the contrary, this Agreement may be terminated at any time in accordance with Paragraph 7.

2. DUTIES OF EMPLOYEE. Employee shall serve in the capacity as Vice President and Chief Financial and Operating Officer of Company at Company's office in Laguna Hills, California, or at such other place as Company may direct provided that Company shall not direct or cause Employee to perform his services from an office outside of Orange County, California. Employee's principal duties and responsibilities shall consist of primary responsibility for all (i) financial and operations activities;
(ii) administrative matters; and (iii) Employee management and supervision. Employee shall perform such other services and duties as may from time to time be assigned to Employee by Company's board of directors provided that such other services and duties are not inconsistent with any other term of this Agreement. Except during vacation periods or in accordance with Company's personnel policies covering Employee leaves and reasonable periods of illness or other incapacitation, Employee shall devote his services to Company's business and interests in a manner consistent with Employee's title and office and Company's needs for his services. Employee shall perform the duties of Employee's office and those assigned to Employee by the Company's board of directors with fidelity, to the best of Employee's ability, and in the best interest of Company.

3. COMPENSATION OF EMPLOYEE

a) Base Compensation.   At such time that it becomes
economically feasible for the Company with due regard to the financial conditions and prospects of the business, the Company will pay
Employee for services hereunder an annual base salary of Sixty
Thousand Dollars ($60,000). If after one year from the date of this Agreement, the Company has not been able to begin and maintain said Base Salary, the Company hereby agrees to award to Employee, Four Thousand (4,000) shares of restricted common stock in the Company for each week earned during the first year of this Agreement. Any stock awards shall not be construed as payment in lieu of Employee's Base Salary.

b) Increases To Base Compensation: Effective one year from the date of this Agreement. Employee shall receive an increase in annual base salary to One Hundred Thousand Dollars ($100,000) for the remaining term of this Agreement. For all subsequent years, Employee shall be entitled to receive an annual increase in base salary equal to the cost of living adjustment to base salary based on the percentage of the federal annual increase of the cost of living which, in addition to any merit increases awarded in the sole discretion of the Company, create an annual base salary rate. Said annual increase in base salary shall at no time for the term of this Agreement be less than ten percent (10%) of Employee's previous year's base salary.

c) Bonus Compensation. As additional compensation for Employee's services hereunder, Employee shall be paid a cash bonus up to one hundred percent (100%) of Employee's base salary for each calendar year from January 1, 1999 and ending December 31, 2002, if the Company earns a Net Profit (as defined below) of one million dollars ($1,000,000) within that respective calendar year. As used herein, the term "Net Profit" shall mean the gross revenue generated from all products and services sold by the Company, less all related costs and overhead, such costs to include all costs including, but not limited to, pay-outs to subscribers, insurance, labor
(including wages and salaries of officers, directors, Employees, independent contractors), equipment costs, technical fees and training costs. Employee may elect to receive said bonus in common stock based on a valuation of one-half 1/2 of the then current fair market value for the stock or to receive bonus in any combination of cash and stock.

d) Stock Options. As additional compensation for Employee's services hereunder, Employee shall be granted stock options each year to purchase Two Hundred Thousand (200,000) shares of Common Stock in the Company at $.50 per share. Options granted each year shall hold a five year expiration.

4. EXPENSE REIMBURSEMENTS. Employee shall be reimbursed for reasonable and actual out-of-pocket expenses incurred by Employee in performance of Employee's duties and responsibilities hereunder in accordance with Company's established personnel policy covering Employee officer expense reimbursements, as such policy may be amended, revised or otherwise changed from time to time. Employee shall furnish proper vouchers and expense reports and shall be reimbursed only for those expenses which shall be reimbursable. The Company shall reimburse Employee for all reasonable and necessary relocation expenses in the event the Company chooses to relocate the business outside of Orange County, California.


 <page


5. STOCK INCENTIVES. The Company intends to adopt a "performance-based compensation" plan, the Compensation Incentive Plan (CIP), that is tax deductible by the Company without limitation under
Section 162(m) of the Code. The Company Board of Directors believes that attracting and retaining key employees of high quality is essential to the Company's growth and success. In addition, the Company Board believes that the long term success of the Company is enhanced by a competitive and comprehensive compensation program which may include tailored types of incentives designed to motivate Employees and reward key employees for outstanding service, including awards that link compensation to applicable measures of the Company's performance and the creation of stockholder value. In this regard, stock options and other stock-related awards will be an important element of compensation for key employees. Such awards will enable the Company to attract and retain Employees and key employees and enable such persons to acquire a proprietary interest in the Company and thereby align their interests with the interests of the Company's stockholders. In addition, the Company Board has concluded that the Company Board (the "Compensation Committee") should be given as much flexibility as possible to provide for annual and long-term incentive awards contingent on performance. Employee shall be included in all programs of this type adopted by Company.

6. VACATION, SICK LEAVE AND OTHER FRINGE BENEFITS.

a) Employee shall be entitled to a four (4) weeks paid vacation per every twelve (12) month period of employment hereunder.
 Employee must use a minimum of two (2) weeks vacation per every twelve (12) month period. Employee may choose carryover a maximum of two (2) weeks vacation per every twelve (12) month period.

b) Employee shall also be entitled to leaves for illness or other incapacitation as is consistent with Employee's title and the Company's needs for Employee's services, except as otherwise provided for disability in Paragraph 6.2.

c) Employee shall be entitled during Employee's employment hereunder to share or participate in such medical insurance programs or other "fringe" benefit plans or programs as shall be made available to Employee officers employed by Company generally, in accordance with Company's established personnel policies, if any, or as established, amended, revised or otherwise changed from time to time, covering Employee officer Employee benefits.

 <page


7. TERMINATION.

a) Termination by Company for Cause. Company may terminate this Agreement and Employee's employment hereunder for Cause (as defined herein) any time effective upon 15 days written notice to Employee. As used herein, the term "Cause" shall mean:

I. Habitual neglect in the performance of Employee's material duties as set forth in Paragraph 2 which continues uncorrected for a period of thirty (30) days after written notice thereof by Company to Employee; or

II. Gross negligence involving misfeasance or nonfeasance by Employee in the performance of Employee's material duties as set forth in Paragraph 2 which continues uncorrected for a period of thirty (30) days after written notice thereof by Company to Employee.

b) Termination Upon Death or Disability. This Agreement and Employee's employment hereunder shall terminate upon Employee's death or Disability (as defined herein). For this purpose, "Disability" means incapacity, whether by reason of physical or mental illness or disability, which prevents Employee from substantially performing Employee's material duties as set forth in Section 2 for six (6) months, or for shorter periods aggregating six (6) months in any twelve (12) successive calendar months. Upon termination for death, and unless Company shall have in force a disability insurance policy providing for benefits in an amount at least equal thereto, upon termination for Disability, Company shall continue to pay the base compensation payments pursuant to Paragraph 3.1 to the surviving spouse of Employee (or if there is none to Employee's estate) in the case of death and to Employee or Employee's court appointed conservator in the case of Disability until the date three (3) months thereafter. Termination for death shall become effective upon the occurrence of such event and termination for Disability shall become effective upon written notice by Company to Employee.

c) Other Termination.   In the event the Company terminates
Employee's employment without Cause, or Employee terminates Employee's employment for Good Reason (as such terms are defined below), Employee will receive severance benefits. If termination is prior to a change in control of the Company (as defined below), the benefits will include continuation of salary, bonus and other benefits, and continued vesting of options and restricted stock, for five (5) years following termination. If termination is within five years after a change in control, the benefits will include a lump sum

d)

e) payment equal to five times Employee annual salary and bonus, immediate vesting of all options and restricted stock, and continuation of other benefits for five years following termination. Additionally, if any payment or distribution to Employee would be subject to any "golden parachute payment" excise tax or similar tax, then Employee will be entitled to receive gross-up payments in an amount such that, after payment of such excise tax or similar tax, and all taxes attributable to such gross-up payments, Employee retains an amount equal to the amount he would have retained if such excise tax or similar tax had not applied.

I. A "change in control" will be defined as the acquisition of 30% or more of the Company's Common Stock or voting securities by a person or group (subject to specified exceptions), certain changes in the majority of the Company's Board of Directors, certain mergers involving the Company, or the liquidation, dissolution or sale of all or substantially all of the assets of the Company.

II. "Good reason" is defined generally as demotion, reduction in compensation, unapproved relocation or a material breach of the Employment Agreement by the Company.

8. EVENTS UPON TERMINATION. The termination of this Agreement pursuant to Section 6 shall also result in the termination of all rights and benefits of Employee under this Agreement except for any rights to compensation accrued under Paragraph 3 prior to the date of termination or rights to expense reimbursement under Paragraph 4.

9. EMPLOYEE'S REPRESENTATIONS. Employee represents and warrants that Employee is free to enter into this Agreement and to perform each of the provisions contained herein. Employee represents and warrants that Employee is not restricted or prohibited, contractually or otherwise, from entering into and performing this Agreement, and that Employee's execution and performance of this Agreement is not a violation or breach of any agreement between Employee and any other person or entity.

10. GENERAL PROVISIONS.

a) Severable Provisions. The provisions of this Agreement are severable, and if any one or more provisions may be determined to be judicially unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

b) Assignment. Neither this Agreement nor any of the rights or obligations of Employee or the Company hereunder shall be assignable.

 <page


c) Attorneys' Fees. If any legal action arises under this Agreement or by reason of any asserted breach of it, the prevailing party shall be entitled to recover all costs and expenses, including reasonable attorneys' fees, incurred in enforcing or attempting to enforce any of the terms, covenants or conditions, including costs incurred prior to commencement of legal action, and all costs and expenses, including reasonable attorneys' fees, incurred in any appeal from an action brought to enforce any of the terms, covenants or conditions.

d) Notices. Any notice to be given to Company under the terms of this Agreement shall be addressed to Company at the address of Company's principal place of business, and any notice to be given to Employee shall be addressed to Employee at his home address last shown on the records of Company, or at such other address as either party may hereafter designate in writing to the other. Any notice required or permitted under this Agreement shall be in writing and shall be deemed effective:
(i) upon receipt in the event of delivery by hand, including delivery made by private delivery or overnight mail service where either the recipient or delivery agent executes a written receipt or confirmation of delivery; or (ii) 48 hours after deposited in the United States mail, registered or certified mail, return receipt requested, postage prepaid.

e) Waiver. Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, or prevent that party thereafter from enforcing each and every other provision of this Agreement.

f) Entire Agreement; Amendments. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of Employee by Company and contains all of the covenants and Agreements between the parties with respect to the employment of Employee by Company. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise not contained in this Agreement will be effective only if it is in writing signed by the party to be charged.

g) Titles and Headings. Titles and headings to sections of this Agreement are for the purpose of reference only and shall in no way limit, define or otherwise affect the interpretation or construction of such provisions.

 <page


h) Construction And Performance . This Agreement shall not be construed against the party preparing it, but shall be construed as if both parties prepared this Agreement. As used herein the singular and plural number, the masculine, feminine and neutral genders include on another.

i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard for conflicts of laws statutes. Any suit or action brought to resolve a dispute arising from the terms of this Agreement shall be brought in a court of competent jurisdiction in the County of Orange, State of California.


IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


"COMPANY"

INNOVATIVE TRACKING SOLUTIONS CORPORATION, INC., a Delaware corporation


By:

/s/
 	Dianna L. Cleveland, President/Chief Employee Officer



/s/
Lou Weiss, Director



"EMPLOYEE"


/s/
Lee A. Namisniak





<page

Exhibit 10.3

LICENSE AGREEMENT

THIS AGREEMENT, effective on August 9, 1997, is entered into by Dianna L. Cleveland and Lee A. Namisniak, having their principal place of residence at 22592 Ledana, Mission Viejo CA,
(hereinafter called "LICENSORS"), and INNOVATIVE TRACKING SOLUTIONS CORPORATION, D.B.A., InTracks Corporation, a Delaware corporation, having its principal place of business at 23232 Peralta Drive, Suite 209, Laguna Hills, CA (hereinafter called LICENSEE).

1.0  Definitions
1.1	EFFECTIVE DATE shall be August 9, 1997.
1.2	LICENSED TERRITORY means:
(a)	the United States of America, its territories and
possessions, and
(b)	International Markets
1.3	LICENSED PRODUCTS means products embodying or made in
accordance with one or more claims of the LICENSED
PATENTS.
1.4	LICENSED PATENTS AND TRADEMARKS means only the patents
enumerated in Schedule A and reissues and any extensions, continuations or continuations-in-part; any corresponding
FOREIGN PATENTS thereof; and trademarks enumerated in
Schedule B (Schedules A & B are attached hereto and
incorporated by reference herein.)
1.5	FOREIGN PATENTS means patents in foreign countries within
the LICENSED TERRITORY which correspond to the LICENSED
PATENTS herein.
1.6	IMPROVEMENT means any modification to a LICENSED PATENT
which, if unlicensed, would infringe one or more claims
of LICENSED PATENTS AND TRADEMARKS.  IMPROVEMENT also
means a further modification which would, if unlicensed,
infringe a prior hypothetically patented IMPROVEMENT.
1.7	ROYALTY PERCENTAGE means the royalty percentage as
outlined in Schedule A and Schedule B.
1.8	GRANTED RIGHTS means rights:
(a)	including only the right to make, design, modify,
improve, use, offer for sale, sell, and import; and
excluding, because this is a personal contract, the
right to sub-license, assign, or have made by anyone
other than LICENSEE without LICENSOR'S prior written
permission; and
(b)	excluding any right under any other patent not
explicitly enumerated under the term LICENSED PATENTS
AND TRADEMARKS.
1.9	LICENSE TERM means the sooner of:
(a)	the life of the LICENSED PATENTS, or in the case
of the LICENSED TRADEMARKS, the life of the LICENSED
PRODUCTS manufactured or marketed by LICENSEE; or the
date of termination of this agreement under the
provisions of this agreement
2.0 Exclusive License Grants
2.1	LICENSORS hereby grants to the LICENSEE an exclusive
license to exercise the GRANTED RIGHTS for the LICENSED
PRODUCTS to the extent of the LICENSED TERRITORY for the LICENSE TERM.
<page


3.0 Improvements by Licensee
3.1	LICENSEE hereby assigns to LICENSORS any further
improvement to the LICENSED PATENTS made, invented, or
acquired by LICENSEE during the term of this Agreement.
LICENSEE agrees to disclose promptly to LICENSORS any
such improvements, and to cooperate with LICENSORS in
LICENSOR'S obtaining legal patent for any such
improvement which in the opinion of LICENSORS shall be patentable. LICENSEE shall have the right to use such improvements without an increase in ROYALTY PERCENTAGE during the term of this Agreement. In the event of
termination of this Agreement, LICENSEE'S rights in such improvement shall terminate.
3.2	LICENSEE agrees that it will obtain from its officers,
employees, agents, contractors, dealers and
representatives agreements thereby unconditionally and perpetually assigning to LICENSORS all rights to
IMPROVEMENTS to the LICENSED PATENTS made by such
persons, and agreeing to disclose such IMPROVEMENTS to
LICENSORS.
3.3 	LICENSEE agrees to bear all costs including attorneys
fees and filing fees to acquire in LICENSORS' name all
potential patent and trademarks rights for the LICENSED
TERRITORY for IMPROVEMENTS derived from the LICENSED
PRODUCTS, LICENSED PATENTS and LICENSED TRADEMARKS.
4.0 Patent Marking
4.1	LICENSEE agrees to place in a conspicuous location on
each LICENSED PRODUCT sold by it a patent notice, as
required by the applicable statutes relating to the
marking of patented articles.
5.0 LUMP SUM Advance of Future Royalty
5.1	In consideration for the rights granted by LICENSORS
under this Agreement, LICENSEE hereby agrees to pay to
LICENSORS the LUMP SUM of Seventy Five Thousand Dollars
($75,000) in United States currency at such time that it
becomes economically feasible for LICENSEE with due
regard to the financial conditions and prospects of the
business of the LICENSEE. LUMP SUM payment shall be
considered to be an advance of future royalties as
outlined in section 6.0.
5.2	If LUMP SUM payment has not been paid to LICENSORS within
eighteen (18) months of the date of this Agreement,
LICENSEE hereby agrees to award to LICENSORS, Two Hundred
Fifty Thousand (250,000) shares of the LICENSEE'S
restricted common stock (hereinafter referred to as Stock
Royalty Payment).  Stock Royalty Payment shall not be
construed as payment in lieu of LUMP SUM currency
payment.  If LUMP SUM payment is not made within the time
frame specified herein and as a result LICENSEE pays
Stock Royalty Payment to LICENSOR, LICENSEE hereby agrees
to still pay LUMP SUM currency payment as soon as it
becomes economically feasible for LICENSEE.
6.0 Royalty Payments
6.1	LICENSEE agrees to pay to LICENSORS by the PAYMENT DUE
DATE each quarter, royalties equaling the ROYALTY BASE
multiplied by the ROYALTY PERCENTAGE.
6.2	The PAYMENT DUE DATE shall be thirty (30) days after the
last day of each quarter.
6.3 	The ROYALTY BASE is the dollar revenue derived from
LICENSED PRODUCTS MANUFACTURED AND SOLD in a quarter.
6.4 	LICENSED PRODUCTS shall be deemed to be MANUFACTURED AND
SOLD for the purposes of computing royalties when billed out, or when shipped, or when paid for; whichever shall occur first.

6.5	The TOTAL ROYALTY Percentage shall equal those
percentages shown in Schedule A (or as shown in a revised schedule reached by agreement or arbitration) for all
LICENSED PATENTS and those percentages shown in Schedule
B for all LICENSED TRADEMARKS. The obligation to pay
royalties shall terminate as to each of the LICENSED
PATENTS upon its expiration date and as to the end of the LICENSED TRADEMARKS upon the cessation of the manufacture or marketing of the LICENSED PRODUCTS AND TRADEMARKS. All
sales or orders taken, achieved or accrued prior to each respective expiration date shall still be subject to payment under this Agreement even if the terms of
Paragraph 6.4 above are not satisfied until after a
respective expiration date occurs.
6.6	All foreign taxes, assessments or other charges made in
respect to this Agreement or to royalties payable
hereunder shall be borne and paid by LICENSEE. Royalties
shall be paid to LICENSORS free and clear of all foreign
taxes.
7.0 Interest Due on Overdue Payments
7.1	LICENSEE hereby agrees to pay INTEREST to LICENSORS upon
royalty payments that are OVERDUE at the PENALTY RATE,
calculated from the PAYMENT DUE DATE to the date of
payment.
7.2	Royalty payment shall be deemed OVERDUE if it is not paid
within 30 days of the PAYMENT DUE DATE.
7.3	PENALTY RATE means one and a half percent (1.5%) per
month.
8.0 Books & Records
8.1	LICENSEE agrees to keep accurate and complete records and
books of account conforming to Generally Accepted
Accounting Principles (GAAP), showing sufficient
information to enable the calculation of royalties.
8.2	LICENSEE agrees to maintain, at a minimum, separate Sales
Accountings showing the date, quantity of units, and
description of each LICENSED PRODUCT;
(a)	billed out,
(b)	shipped, or
(c)	paid for.
8.3	LICENSEE agrees to make quarterly audited reports
available to LICENSORS showing the calculation of
royalties accrued for that quarter, and including a
summary of the quantity of LICENSED PRODUCTS manufactured
and sold that quarter. Payment will accompany the report.
8.4	All quarterly reports shall be subject to independent
verification, at the option and expense of LICENSORS by
an independent certified public accountant selected by
LICENSORS, to whom all books and records relating to
LICENSED PRODUCTS and reasonably necessary to verify said
reports shall be accessible at reasonable times and for reasonable periods to verify the reports and payments required by this Agreement.
(a)	LICENSORS agree that no more than one audit shall
be made during each calendar year.
(b)	The accountant shall not disclose to LICENSORS the
names of LICENSEE'S customers.
<page

9.0 Royalty and Audit Information to be Maintained Confidential
9.1	LICENSORS agree to hold strictly confidential the
information concerning royalty payments and reports and
the information learned in the course of any audit
hereunder, except:
(a)	when it is necessary for LICENSORS to reveal such
information in order to enforce its rights under this
Agreement, or
(b)	when required by law for tax purposes or
otherwise, to reveal such information.
10.0 Representations and Warranties, Limitations
10.1	Nothing in this agreement shall be construed as:
(a)	A warranty or representation by LICENSORS as to
the validity or scope of any LICENSED PATENT; or
(b)	A warranty or representation that anything made,
used, sold, or otherwise disposed of under any
license granted in this agreement is or will be free
from infringement of patents of third parties, or
(c)	A requirement that LICENSORS shall file any patent
application, secure any patent, or maintain any
patent in force.
11.0 Foreign Governmental Approval of Agreement
11.1	This Agreement shall not become effective in foreign
countries until LICENSEE furnishes LICENSORS with (1)
written evidence that the Foreign Government approves
this Agreement and the payment of royalties in United
States currency as provided herein, and (2) a written
opinion satisfactory to LICENSORS from an independent
attorney and counselor at law licensed to practice in the Foreign Country to the effect that no provision of this Agreement contravenes any law of the Foreign Country.
12.0 Non-Competition/Exclusivity
12.1	LICENSEE and LICENSORS agree that this Agreement is
intended to create a mutually exclusive relationship
between the parties.  Thus, LICENSEE agrees that it will
not manufacture, market, sell or distribute products
similar to those of LICENSOR'S or derived from LICENSEE'S exposure to the LICENSED PRODUCTS, but not created by
LICENSORS.  LICENSEE further agrees that it will not
enter into any agreement, discussions, correspondence or
other communications with any other person or entity who
is attempting to compete with or circumvent the patents, trademarks, copyrights and other intellectual property rights of LICENSORS for the term of this Agreement.
LICENSORS agree not to create, design, market, sell,
manufacture or distribute products of the type addressed
under this Agreement to any person or entity except
LICENSEE for the term of this Agreement.
13.0 Termination
13.1	This Agreement shall remain in force for the duration of
the LICENSE TERM regardless of any "change in control" of the LICENSEE'S business so long as the LICENSEE continues to manufacture or market the LICENSED PRODUCTS.

13.2	LICENSOR hereby reserves the right to terminate this
Agreement upon ninety (90) days notice if the ROYALTY
BASE multiplied by the ROYALTY RATE for any given calendar year, beginning in the year 2000 and continuing for the duration of the LICENSE TERM fails to exceed one million dollars ($1,000,000), or if LICENSEE fails to devote
<page


		sufficient and reasonable efforts and resources to the manufacture and marketing of LICENSED PRODUCTS covered by this Agreement including, but not limited to, expending
fifteen percent (15%) of gross sales of the LICENSED
PRODUCTS for costs of sales of the LICENSED PRODUCTS in
each and every calendar year.
13.3	This Agreement shall be terminated automatically in any
one or more of the following circumstances:
(a)	in the event that LICENSEE is ordered or adjudged
bankrupt or is placed in the hands or a receiver or
otherwise enters into any scheme or composition with
its creditors or makes an unauthorized assignment for
the benefit of creditors; or
(b)	in the event that the assets of LICENSEE are
seized or attached, in conjunction with any action
against it by any third party; or
(c)	in the event that LICENSEE is dissolved, or that a
sale of all or substantially all of the assets of
LICENSEE is made, or
(d)	in the event that this Agreement is attempted to
be assigned or sublicensed by LICENSEE without the
prior written consent of LICENSOR.
(e)	in the event false or inaccurate accountings of
manufacturing and sales as required of LICENSEE under
this Agreement are submitted to LICENSORS;
(f)	in the event LICENSEE fails to make a required
payment under this Agreement when due;
(g) in the event either party violates the non-
competition requirements of this Agreement;  or
(h)	The violation of any other provision or
requirement of this Agreement that is not corrected
within five (5) days after notice of the violation is
given.
13.4 In the event of termination, any rights and claims of
the parties which may have accrued prior to termination
hereof shall survive such termination.
14.0 Release
14.1	LICENSORS hereby release LICENSEE and its customers from
all claims arising out of infringement of any LICENSED
PATENT by the LICENSEE'S manufacture, use, or sale of
LICENSED PRODUCTS prior to the EFFECTIVE DATE of this
agreement, such release being conditioned upon the
payment of the LUMP SUM under this Agreement.
15.0 Enforcement of Licensed Rights;
15.1	LITIGATION RIGHTS AND OBLIGATIONS:  At LICENSEE'S own
expense, LICENSEE shall take all actions necessary to
preserve and protect all rights conferred on LICENSEE
under this Agreement, including exclusive use of the
patents and other intellectual property rights of
LICENSORS, including instituting and maintaining a
lawsuit against any infringer as prudent.  LICENSORS
agree to cooperate with and assist LICENSEE in the
prosecution of such claims.  Any sums recovered in the
prosecution of such claims shall go first to reimburse
LICENSEE and LICENSORS for all direct out-of-pocket
expenses of every kind and character, including
reasonable attorney's fees, expert witness fees, travel
costs, court costs and the like incurred in the
prosecution of any suit and for the reasonable loss of
profit for LICENSEE and LICENSORS.  If after such
reimbursement any funds shall remain from said recovery, such fund shall be split equally.
16.0 Choice of Law and Forum
16.1	This Agreement shall be governed in all respects by the
laws of the State of California without regard to any
conflicts of laws statutes and all actions to resolve
disputes arising from the terms of this Agreement whether
by suit or arbitration shall be brought in the County of
Orange, State of California unless otherwise agreed to in
writing by both parties.
17.0 Arbitration
17.1	Any controversy or claim arising under this Agreement
which involves a question of infringement or any of the
LICENSED PATENTS shall be settled by arbitration in
accordance with the Patent Rules of the American
Arbitration Association, and judgment upon the award
rendered by the Arbitrator(s) may be entered in any court
having jurisdiction thereof.
18.0 Integration
18.1	This Agreement sets forth the entire agreement and
understanding of the parties relating to the subject matter contained herein and merges all prior discussions between them and neither party shall be bound by any definition, condition, warranty, or representation other than as expressly stated in this Agreement or as subsequently set forth in writing signed by the party to be bound thereby.
19.0 Modification
19.1 This Agreement may be amended, modified, or revoked in whole or in part, but only by a written instrument which refers to this Agreement and expressly states that it constitutes an amendment, modification, or revocation hereof, as the case may be, and only if such written instrument has been duly signed by a duly authorized person of all parties.

20.0 Binding

20.1 This Agreement shall be binding upon the inure to the benefit of the parties and their successors and assigns.

21.0 Attorneys' Fees in Event of Dispute

21.1 If any arbitration, legal action, or other proceeding is brought for the enforcement of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney's fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

22.0 Construction and Performance

22.1 This Agreement shall not be construed against the party preparing it, but shall be construed as if both parties prepared this Agreement. As used herein the singular and plural number, the masculine, feminine and neutral genders include on another.

23.0 Waiver

23.1 No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

24.0 Counterparts

24.1 This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement.

25.0 Captions

25.1 The various captions are inserted for convenience of reference only and do not affect the meaning or interpretation of this Agreement or any section thereof.

26.0 Invalidity of Provisions

26.1 If any provision of this Agreement as applied to either party or to any circumstance, shall be adjudicated by a court to be void and unenforceable, the same shall in no way affect: any other provision in this Agreement; the application of such provision in any other circumstance; or the validity or enforceability of the Agreement as a whole.

LICENSOR(S)


_/s/______________________________________Date
___________________
Dianna Cleveland

____/s/___________________________________Date
___________________
Lee A. Namisniak

LICENSEE
CORPORATION,
Innovative Tracking Solutions Corporation
By:

_/s/______________________________________Date
___________________
Dianna Cleveland, President/CEO

_/s/______________________________________Date
___________________
Lee A. Namisniak, Vice President/CFO/COO

_/s/______________________________________Date
___________________
Lou Weiss, Director

SCHEDULE A - PATENTS

	LICENSED PRODUCTS					ROYALTY PERCENTAGE

	Private Practice Vibration Reminder Disk
	8%



		U.S. Serial No.		Filing or
Issue
	Type of Patent	  or Patent No.		Date of Patent

	Utility Patent	08/907,440		08/08/97
		 "Private Alarm System
		  For Muscle Flexing Regimen"

Utility Patent	4,801,921		1/31/89
						Assignment to LICENSOR
	Assignment
Pending





SCHEDULE B - TRADEMARKS


LICENSED PRODUCTS		ROYALTY
PERCENTAGE

	Private Practice(tm) Vibration Reminder Disk
	1%

		U.S. Serial No.		Filing or Issue
	Name of Trademark	or Trademark No.
	Date of Trademark


	"Private Practice"				Pending

Exhibit 10.4

Addendum to Licensing Agreement

It is hereby agreed between DIANNA L. CLEVELAND and LEE A.
NAMISNIAK as "LICENSORS" AND INNOVATIVE TRACKING SOLUTIONS
CORPORATION, d.b.a., InTracks Corporation, a Delaware corporation, as "LICENSEE" that the following patents and trademarks shall be as of September 20, 1998 considered added and incorporated into Schedules A & B of the Licensing Agreement executed August 9, 1997 between the parties and therefore subject to all the terms of that Licensing Agreement.

SUPPLEMENT TO SCHEDULE A - PATENTS

	LICENSED PRODUCTS					ROYALTY PERCENTAGE

	Private Practice Vibration Reminder Disk
	8%

		U.S. Serial No.		Filing or Issue
	Type of Patent	  or Patent No.		Date of Patent

Utility Patent		#4,801,921		 		1/31/89
					Assignment to LICENSOR
Granted and Recorded
		  		on Reel 8773, Frame 0149		10/30/97

	Utility Patent		No. 08/907,440
8/8/97
						Notice of Allowance issued:

	4/28/98

	Utility Patent		No. 09/153,984
9/16/98

SUPPLEMENT TO SCHEDULE B - TRADEMARKS

LICENSED PRODUCTS		ROYALTY PERCENTAGE
	Private Practice Vibration Reminder Disk
	1%

		U.S. Serial No.		Filing or Issue
	Name of Trademark	or Trademark No.
	Date of Trademark

	"Private Practice"	Serial No.75347416
	08/26/97
	"Pouch-Patch"	Serial No 75437265.			02/19/98

LICENSOR(S)

____/s/___________________________________Date _________________
Dianna L. Cleveland

_/s/______________________________________Date _________________
Lee A. Namisniak

LICENSEE CORPORATION,
Innovative Tracking Solutions Corporation
By:

_/s/______________________________________Date _________________
Dianna Cleveland, President/CEO

_/s/______________________________________Date _________________
Lee A. Namisniak, Vice President/CFO/COO

Exhibit 10.5

LICENSE AGREEMENT
THIS AGREEMENT, effective on February 1, 1997, is entered into by
Lee A. Namisniak and Dianna Cleveland Namisniak, having their principal place of residence at 22592 Ledana, Mission Viejo CA, (hereinafter called "LICENSORS"), and INNOVATIVE TRACKING SOLUTIONS CORPORATION, D.B.A., InTracks Corporation, a Delaware corporation, having its principal place of business at 23232 Peralta Drive, Suite 209, Laguna Hills, CA (hereinafter called LICENSEE).

1.0  Definitions
1.1	EFFECTIVE DATE shall be February 1, 1997.
1.2	LICENSED TERRITORY means:
(a)	the United States of America, its territories and
possessions, and
(b)	International Markets
1.3	LICENSED PRODUCTS means products embodying or made in
accordance with one or more claims of the LICENSED
PATENTS.
1.4	LICENSED PATENTS AND TRADEMARKS means only the patents
enumerated in Schedule A and reissues and any extensions, continuations or continuations-in-part; any corresponding
FOREIGN PATENTS thereof; and trademarks enumerated in
Schedule B (Schedules A & B are attached hereto and
incorporated by reference herein.)
1.5	FOREIGN PATENTS means patents in foreign countries within
the LICENSED TERRITORY which correspond to the LICENSED
PATENTS herein.
1.6	IMPROVEMENT means any modification to a LICENSED PATENT
which, if unlicensed, would infringe one or more claims
of LICENSED PATENTS AND TRADEMARKS.  IMPROVEMENT also
means a further modification which would, if unlicensed,
infringe a prior hypothetically patented IMPROVEMENT.
1.7	ROYALTY PERCENTAGE means the royalty percentage as
outlined in Schedule A and Schedule B.
1.8	GRANTED RIGHTS means rights:
(a)	including only the right to make, design, modify,
improve, use, offer for sale, sell, and import; and
excluding, because this is a personal contract, the
right to sub-license, assign, or have made by anyone
other than LICENSEE without LICENSOR'S prior written
permission; and
(b)	excluding any right under any other patent not
explicitly enumerated under the term LICENSED PATENTS
AND TRADEMARKS.
1.9	LICENSE TERM means the sooner of:
(a)	the life of the LICENSED PATENTS, or in the case
of the LICENSED TRADEMARKS, the life of the LICENSED
PRODUCTS manufactured or marketed by LICENSEE; or the
date of termination of this agreement under the
provisions of this agreement
2.0 Exclusive License Grants
2.1	LICENSORS hereby grants to the LICENSEE an exclusive
license to exercise the GRANTED RIGHTS for the LICENSED
PRODUCTS to the extent of the LICENSED TERRITORY for the LICENSE TERM.

3.0 Improvements by Licensee
3.1	LICENSEE hereby assigns to LICENSORS any further
improvement to the LICENSED PATENTS made, invented, or
acquired by LICENSEE during the term of this Agreement.
LICENSEE agrees to disclose promptly to LICENSORS any
such improvements, and to cooperate with LICENSORS in
LICENSOR'S obtaining legal patent for any such
improvement which in the opinion of LICENSORS shall be patentable. LICENSEE shall have the right to use such improvements without an increase in ROYALTY PERCENTAGE during the term of this Agreement. In the event of
termination of this Agreement, LICENSEE'S rights in such improvement shall terminate.
3.2	LICENSEE agrees that it will obtain from its officers,
employees, agents, contractors, dealers and
representatives agreements thereby unconditionally and perpetually assigning to LICENSORS all rights to
IMPROVEMENTS to the LICENSED PATENTS made by such
persons, and agreeing to disclose such IMPROVEMENTS to
LICENSORS.
3.3 	LICENSEE agrees to bear all costs including attorneys
fees and filing fees to acquire in LICENSORS' name all
potential patent and trademarks rights for the LICENSED
TERRITORY for IMPROVEMENTS derived from the LICENSED
PRODUCTS, LICENSED PATENTS and LICENSED TRADEMARKS.
4.0 Patent Marking
4.1	LICENSEE agrees to place in a conspicuous location on
each LICENSED PRODUCT sold by it a patent notice, as
required by the applicable statutes relating to the
marking of patented articles.
5.0 LUMP SUM Advance of Future Royalty
5.1	In consideration for the rights granted by LICENSORS
under this Agreement, LICENSEE hereby agrees to pay to
LICENSORS the LUMP SUM of Seventy Five Thousand Dollars
($75,000) in United States currency at such time that it
becomes economically feasible for LICENSEE with due
regard to the financial conditions and prospects of the
business of the LICENSEE. LUMP SUM payment shall be
considered to be an advance of future royalties as
outlined in section 6.0.
5.2	If LUMP SUM payment has not been paid to LICENSORS within
eighteen (18) months of the date of this Agreement,
LICENSEE hereby agrees to award to LICENSORS, Two Hundred
Fifty Thousand (250,000) shares of the LICENSEE'S
restricted common stock (hereinafter referred to as Stock
Royalty Payment).  Stock Royalty Payment shall not be
construed as payment in lieu of LUMP SUM currency
payment.  If LUMP SUM payment is not made within the time
frame specified herein and as a result LICENSEE pays
Stock Royalty Payment to LICENSOR, LICENSEE hereby agrees
to still pay LUMP SUM currency payment as soon as it
becomes economically feasible for LICENSEE.
6.0 Royalty Payments
6.1	LICENSEE agrees to pay to LICENSORS by the PAYMENT DUE
DATE each quarter, royalties equaling the ROYALTY BASE
multiplied by the ROYALTY PERCENTAGE.
6.2	The PAYMENT DUE DATE shall be thirty (30) days after the
last day of each quarter.
6.3 	The ROYALTY BASE is the dollar revenue derived from
LICENSED PRODUCTS MANUFACTURED AND SOLD in a quarter.
6.4 	LICENSED PRODUCTS shall be deemed to be MANUFACTURED AND
SOLD for the purposes of computing royalties when billed
out, or when shipped, or when paid for; whichever shall
occur first.
6.5	The TOTAL ROYALTY Percentage shall equal those
percentages shown in Schedule A (or as shown in a revised schedule reached by agreement or arbitration) for all
LICENSED PATENTS and those percentages shown in Schedule
B for all LICENSED TRADEMARKS. The obligation to pay
royalties shall terminate as to each of the LICENSED
PATENTS upon its expiration date and as to the end of the LICENSED TRADEMARKS upon the cessation of the manufacture or marketing of the LICENSED PRODUCTS AND TRADEMARKS. All
sales or orders taken, achieved or accrued prior to each respective expiration date shall still be subject to payment under this Agreement even if the terms of
Paragraph 6.4 above are not satisfied until after a
respective expiration date occurs.
6.6	All foreign taxes, assessments or other charges made in
respect to this Agreement or to royalties payable
hereunder shall be borne and paid by LICENSEE. Royalties
shall be paid to LICENSORS free and clear of all foreign
taxes.
7.0 Interest Due on Overdue Payments
7.1	LICENSEE hereby agrees to pay INTEREST to LICENSORS upon
royalty payments that are OVERDUE at the PENALTY RATE,
calculated from the PAYMENT DUE DATE to the date of
payment.
7.2	Royalty payment shall be deemed OVERDUE if it is not paid
within 30 days of the PAYMENT DUE DATE.
7.3	PENALTY RATE means one and a half percent (1.5%) per
month.
8.0 Books & Records
8.1	LICENSEE agrees to keep accurate and complete records and
books of account conforming to Generally Accepted
Accounting Principles (GAAP), showing sufficient
information to enable the calculation of royalties.
8.2	LICENSEE agrees to maintain, at a minimum, separate Sales
Accountings showing the date, quantity of units, and
description of each LICENSED PRODUCT;
(a)	billed out,
(b)	shipped, or
(c)	paid for.
8.3	LICENSEE agrees to make quarterly audited reports
available to LICENSORS showing the calculation of
royalties accrued for that quarter, and including a
summary of the quantity of LICENSED PRODUCTS manufactured
and sold that quarter. Payment will accompany the report.
8.4	All quarterly reports shall be subject to independent
verification, at the option and expense of LICENSORS by
an independent certified public accountant selected by
LICENSORS, to whom all books and records relating to
LICENSED PRODUCTS and reasonably necessary to verify said
reports shall be accessible at reasonable times and for reasonable periods to verify the reports and payments required by this Agreement.
(a)	LICENSORS agree that no more than one audit shall
be made during each calendar year.
(b)	The accountant shall not disclose to LICENSORS the
names of LICENSEE'S customers.
<page

9.0 Royalty and Audit Information to be Maintained Confidential
9.1	LICENSORS agree to hold strictly confidential the
information concerning royalty payments and reports and
the information learned in the course of any audit
hereunder, except:
(a)	when it is necessary for LICENSORS to reveal such
information in order to enforce its rights under this
Agreement, or
(b)	when required by law for tax purposes or
otherwise, to reveal such information.
10.0 Representations and Warranties, Limitations
10.1	Nothing in this agreement shall be construed as:
(a)	A warranty or representation by LICENSORS as to
the validity or scope of any LICENSED PATENT; or
(b)	A warranty or representation that anything made,
used, sold, or otherwise disposed of under any
license granted in this agreement is or will be free
from infringement of patents of third parties, or
(c)	A requirement that LICENSORS shall file any patent
application, secure any patent, or maintain any
patent in force.
11.0 Foreign Governmental Approval of Agreement
11.1	This Agreement shall not become effective in foreign
countries until LICENSEE furnishes LICENSORS with (1)
written evidence that the Foreign Government approves
this Agreement and the payment of royalties in United
States currency as provided herein, and (2) a written
opinion satisfactory to LICENSORS from an independent
attorney and counselor at law licensed to practice in the Foreign Country to the effect that no provision of this Agreement contravenes any law of the Foreign Country.
12.0 Non-Competition/Exclusivity
12.1	LICENSEE and LICENSORS agree that this Agreement is
intended to create a mutually exclusive relationship
between the parties.  Thus, LICENSEE agrees that it will
not manufacture, market, sell or distribute products
similar to those of LICENSOR'S or derived from LICENSEE'S exposure to the LICENSED PRODUCTS, but not created by
LICENSORS.  LICENSEE further agrees that it will not
enter into any agreement, discussions, correspondence or
other communications with any other person or entity who
is attempting to compete with or circumvent the patents, trademarks, copyrights and other intellectual property rights of LICENSORS for the term of this Agreement.
LICENSORS agree not to create, design, market, sell,
manufacture or distribute products of the type addressed
under this Agreement to any person or entity except
LICENSEE for the term of this Agreement.
13.0 Termination
13.1	This Agreement shall remain in force for the duration of
the LICENSE TERM regardless of any "change in control" of the LICENSEE'S business so long as the LICENSEE continues to manufacture or market the LICENSED PRODUCTS.

13.2	LICENSOR hereby reserves the right to terminate this
Agreement upon ninety (90) days notice if the ROYALTY
BASE multiplied by the ROYALTY RATE for any given
calendar year, beginning in the year 2000 and continuing
for the duration of the LICENSE TERM fails to exceed one million dollars ($1,000,000), or if LICENSEE fails to devote sufficient and reasonable efforts and resources to
the manufacture and marketing of LICENSED PRODUCTS
covered by this Agreement including, but not limited to, expending fifteen percent (15%) of gross sales of the
LICENSED PRODUCTS for costs of sales of the LICENSED
PRODUCTS in each and every calendar year.
13.3	This Agreement shall be terminated automatically in any
one or more of the following circumstances:
(a)	in the event that LICENSEE is ordered or adjudged
bankrupt or is placed in the hands or a receiver or
otherwise enters into any scheme or composition with
its creditors or makes an unauthorized assignment for
the benefit of creditors; or
(b)	in the event that the assets of LICENSEE are
seized or attached, in conjunction with any action
against it by any third party; or
(c)	in the event that LICENSEE is dissolved, or that a
sale of all or substantially all of the assets of
LICENSEE is made, or
(d)	in the event that this Agreement is attempted to
be assigned or sublicensed by LICENSEE without the
prior written consent of LICENSOR.
(e)	in the event false or inaccurate accountings of
manufacturing and sales as required of LICENSEE under
this Agreement are submitted to LICENSORS;
(f)	in the event LICENSEE fails to make a required
payment under this Agreement when due;
(g) in the event either party violates the non-
competition requirements of this Agreement;  or
(h)	The violation of any other provision or
requirement of this Agreement that is not corrected within five (5) days after notice of the violation is given.

13.4	In the event of termination, any rights and claims of the
parties which may have accrued prior to termination
hereof shall survive such termination.
14.0 Release
14.1	LICENSORS hereby release LICENSEE and its customers from
all claims arising out of infringement of any LICENSED
PATENT by the LICENSEE'S manufacture, use, or sale of LICENSED PRODUCTS prior to the EFFECTIVE DATE of this agreement, such release being conditioned upon the payment of the LUMP SUM under this Agreement.
<page

15.0 Enforcement of Licensed Rights;
15.1	LITIGATION RIGHTS AND OBLIGATIONS:  At LICENSEE'S own
expense, LICENSEE shall take all actions necessary to
preserve and protect all rights conferred on LICENSEE
under this Agreement, including exclusive use of the
patents and other intellectual property rights of
LICENSORS, including instituting and maintaining a
lawsuit against any infringer as prudent.  LICENSORS
agree to cooperate with and assist LICENSEE in the
prosecution of such claims. Any sums recovered in the prosecution of such claims shall go first to reimburse
LICENSEE and LICENSORS for all direct out-of-pocket
expenses of every kind and character, including
reasonable attorney's fees, expert witness fees, travel
costs, court costs and the like incurred in the
prosecution of any suit and for the reasonable loss of
profit for LICENSEE and LICENSORS.  If after such
reimbursement any funds shall remain from said recovery,
such fund shall be split equally.
16.0 Choice of Law and Forum
16.1	This Agreement shall be governed in all respects by the
laws of the State of California without regard to any
conflicts of laws statutes and all actions to resolve
disputes arising from the terms of this Agreement whether
by suit or arbitration shall be brought in the County of Orange, State of California unless otherwise agreed to in writing by both parties.
17.0 Arbitration
17.1	Any controversy or claim arising under this Agreement
which involves a question of infringement or any of the LICENSED PATENTS shall be settled by arbitration in accordance with the Patent Rules of the American
Arbitration Association, and judgment upon the award
rendered by the Arbitrator(s) may be entered in any court having jurisdiction thereof.
18.0 Integration
18.1	This Agreement sets forth the entire agreement and
understanding of the parties relating to the subject matter contained herein and merges all prior discussions between them and neither party shall be bound by any definition, condition, warranty, or representation other than as expressly stated in this Agreement or as subsequently set forth in writing signed by the party to be bound thereby.
19.0 Modification
19.1 This Agreement may be amended, modified, or revoked in whole or in part, but only by a written instrument which refers to this Agreement and expressly states that it constitutes an amendment, modification, or revocation hereof, as the case may be, and only if such written instrument has been duly signed by a duly authorized person of all parties.

20.0 Binding

20.1 This Agreement shall be binding upon the inure to the benefit of the parties and their successors and assigns.

21.0 Attorneys' Fees in Event of Dispute

21.1 If any arbitration, legal action, or other proceeding is brought for the enforcement of this Agreement, the successful or prevailing party or
<page

parties shall be entitled to recover reasonable attorney's fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

22.0 Construction and Performance

22.1 This Agreement shall not be construed against the party preparing it, but shall be construed as if both parties prepared this Agreement. As used herein the singular and plural number, the masculine, feminine and neutral genders include on another.

23.0 Waiver

23.1 No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

24.0 Counterparts

24.1 This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement.

25.0 Captions

25.1 The various captions are inserted for convenience of reference only and do not affect the meaning or interpretation of this Agreement or any section thereof.

26.0 Invalidity of Provisions

26.1 If any provision of this Agreement as applied to either party or to any circumstance, shall be adjudicated by a court to be void and unenforceable, the same shall in no way affect: any other provision in this Agreement; the application of such provision in any other circumstance; or the validity or enforceability of the Agreement as a whole.

LICENSOR(S)
____/s/___________________________________Date _________________
Lee A. Namisniak

_/s/______________________________________Date _________________
Dianna Cleveland Namisniak

LICENSEE
CORPORATION,
Innovative Tracking Solutions Corporation

By:
_/s/______________________________________Date _________________
Dianna Cleveland, President/CEO

_/s/______________________________________Date _________________
Lee A. Namisniak, Vice President/CFO/COO

_/s/______________________________________Date _________________
Lou Weiss, Director
<page

SCHEDULE A - PATENTS


LICENSED PRODUCTS		ROYALTY
PERCENTAGE

	Leftover Lifeguard Food Storage Tracking System

		8%

		U.S. Serial No.		Filing or Issue
Type of Patent	  or Patent No.		Date of Patent

		Utility Patent		5,335,509
	08/09/94

	Utility Patent	5,487,276			01/30/96



SCHEDULE B - TRADEMARKS


LICENSED PRODUCTS		ROYALTY
PERCENTAGE

	Leftover Lifeguard Food Storage Tracking System

		1%


		U.S. Serial No.		Filing or Issue
Name of Trademark	or Trademark No.		Date of
Trademark

"Leftover Lifeguard"	Reg. No.1,947,954			01/16/96


<page

Exhibit 10.6

ADDENDUM

ADDENDUM TO LICENSING AGREEMENT DATED FEBRUARY 1, 1997
BY AND BETWEEN DIANNA L. NAMISNIAK AND LEE A. NAMISNIAK
AND INNOVATIVE TRACKING SOLUTIONS CORP.

THIS ADDENDUM IS EFFECTIVE ON FEBRUARY 2, 1998 AND
RELATIVE TO ITEM 3.0 OF "LICENSING AGREEMENT"

SUPPLEMENT TO SCHEDULE A - PATENTS


	LICENSED PRODUCTS					ROYALTY PERCENTAGE


	Leftover Lifeguard Food Storage Tracking System
	8%

		U.S. Serial No.		Filing or Issue
	Type of Patent	  or Patent No.		Date of Patent



	Utility Patent	5,711,160			01/27/98



SUPPLEMENT TO SCHEDULE B - TRADEMARKS



	LICENSED PRODUCTS		ROYALTY
PERCENTAGE

	Leftover Lifeguard Food Storage Tracking System
	1%

		U.S. Serial No.		Filing or Issue
	Name of Trademark	or Trademark No.
	Date of Trademark


	"Smart Kitchen"	Serial No.75291283			05/13/97

	"Pocket Kitchen"	Serial No.75294206
	05/19/97

	"Sharp Kitchen"	Serial No.75294205			05/19/97

Exhibit 10.6

Addendum to Licensing Agreement

It is hereby agreed between LEE A. NAMISNIAK and DIANNA L. NAMISNIAK as "LICENSORS" AND INNOVATIVE TRACKING SOLUTIONS CORPORATION, d.b.a., InTracks Corporation, a Delaware corporation, as
"LICENSEE" that the following patents and trademarks shall be as of
February 25, 1998 considered added and incorporated into Schedules
A & B of the Licensing Agreement executed February 1, 1997 between the parties and therefore subject to all the terms of that Licensing Agreement.


SUPPLEMENT TO SCHEDULE A - PATENTS
	LICENSED PRODUCTS					ROYALTY PERCENTAGE

	Leftover Lifeguard Food Storage Tracking System
		8%

		U.S. Serial No.		Filing or Issue
	Type of Patent	  or Patent No.		Date of Patent

	Utility Patent	5,711,160			01/27/98

SUPPLEMENT TO SCHEDULE B - TRADEMARKS

	LICENSED PRODUCTS		ROYALTY
PERCENTAGE

	Leftover Lifeguard Food Storage Tracking System
	1%

		U.S. Serial No.		Filing or Issue
	Name of Trademark	or Trademark No.
	Date of Trademark

	"Smart Kitchen"	Serial No.75291283			05/13/97

	"Pocket Kitchen"	Serial No.75294206
	05/19/97

	"Sharp Kitchen"	Serial No.75294205			05/19/97

LICENSOR(S)

____/s/___________________________________Date ________________
Lee A. Namisniak

_/s/______________________________________Date _______________
Dianna Cleveland Namisniak

LICENSEE
CORPORATION,
Innovative Tracking Solutions Corporation
By:

_/s/______________________________________Date ________________
Dianna Cleveland, President/CEO

_/s/______________________________________Date ________________
Lee A. Namisniak, Vice President/CFO/COO